82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tesco plc

*CURRENT ADDRESS Tesco House
Delamare Road
Cheshunt Herts EN8 9SL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3277 FISCAL YEAR 2/22/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [illegible]

DAT : 1/22/04

445790

TESCO

ARIS 2/22/03

TESCO PLC ANNUAL REPORT AND FINANCIAL STATEMENTS 2003

04 JAN 20 AM 7:21

we go the extra mile for customers
making shopping better, simpler, cheaper
in every store, in every country
in which we operate

Every little helps

FINANCIAL HIGHLIGHTS

	2003	2002
Group sales (£m) (including value added tax)	28,613	25,654
Underlying pre-tax profit[†] (£m)	1,401	1,221
Pre-tax profit (£m)	1,361	1,201
Underlying diluted earnings per share[†] (p)	13.98	12.14
Diluted earnings per share (p)	13.42	11.86
Dividend per share (p)	6.20	5.60
Group enterprise value (£m) (market capitalisation plus net debt)	16,896	21,290

[†] Excluding net loss on disposal of fixed assets, integration costs and goodwill amortisation.

GROUP SALES
+ 11.5%

UNDERLYING GROUP PROFIT BEFORE TAX[†]
+ 14.7%

GROUP PROFIT BEFORE TAX
+ 13.3%

UNDERLYING DILUTED EARNINGS PER SHARE[†]
+ 15.2%

DILUTED EARNINGS PER SHARE
+ 13.2%

DIVIDEND PER SHARE
+ 10.7%

Operating and financial review

This operating and financial review analyses the performance of the Tesco Group in the financial year ended 22 February 2003. It also explains other aspects of the Group's results and operations, including strategy and risk management.


18,546
20,358
22,773
25,654
28,613
99
00
01
02
03

GROUP PERFORMANCE £m

GROUP SALES ■

UK SALES ■


1,067
1,488
1,944
2,027
2,134
99
00
01
02
03

CAPITAL EXPENDITURE £m

GROUP ■

UK ■

GROUP SUMMARY

	2003 £m	2002 £m	Change %
Group sales (including value added tax)	28,613	25,654	11.5
Underlying profit on ordinary activities before tax†	1,401	1,221	14.7
Profit on ordinary activities before taxation	1,361	1,201	13.3
Underlying diluted earnings per share†	13.98p	12.14p	15.2
Dividend per share	6.20p	5.60p	10.7

UK PERFORMANCE

	2003 £m	2002 £m	Change %
Sales (including value added tax)	23,407	21,685	7.9
Underlying operating profit†	1,297	1,213	6.9

REST OF EUROPE PERFORMANCE

	2003 £m	2002 £m	Change %
Sales (including value added tax)	3,032	2,475	22.5
Underlying operating profit†	141	90	56.7

ASIA PERFORMANCE

	2003 £m	2002 £m	Change %
Sales (including value added tax)	2,174	1,494	45.5
Underlying operating profit†	71	29	144.8

† Excluding net loss on disposal of fixed assets, integration costs and goodwill amortisation.

GROUP STRATEGY Our strategy is simple and the four key elements remain the same: strong UK core business; non-food growth; retailing services and international.

This customer focused strategy has again delivered strong results by bringing value, choice and convenience to millions of customers every week.

GROUP PERFORMANCE Group sales including VAT increased by 11.5% to £28,613m (2002 – £25,654m).

Group underlying profit on ordinary activities before tax (excluding net loss on disposal of fixed assets, integration costs and goodwill amortisation) increased by 14.7% to £1,401m. In the year, we acquired the T&S and HIT businesses. The impact was to increase underlying profit by a net £1m.

Group capital expenditure was £2,134m (2002 – £2,027m). UK capital expenditure was £1,228m, including £558m on new stores and £335m on extensions and refits. Total international capital expenditure was £906m, £527m in Asia and £379m in Europe. In the year ahead, we forecast Group capital expenditure to be around £2.2bn.

The Group continued to generate strong operating cash flows. Net cash inflow from operating activities increased by 17% to £2,375m (2002 – £2,038m).

Group net debt in the year increased by £1,177m to £4,737m (2002 – £3,560m), including the additional debt used for the purchase of HIT (£391m) and acquired T&S debt (£155m). Gearing increased to 73% (2002 – 64%).

GROUP INTEREST AND TAXATION Net interest payable was £180m (2002 – £153m), of which £10m relates to the additional debt taken on for the T&S and HIT acquisitions.

Tax has been charged at an effective rate of 30.5% (2002 – 30.9%). Prior to accounting for the net loss on disposal of fixed assets, integration costs and goodwill amortisation, our underlying tax rate was 29.6% (2002 – 30.4%).

SHAREHOLDER RETURNS AND DIVIDENDS
Underlying diluted earnings per share (excluding net loss on disposal of fixed assets, integration costs and goodwill amortisation) increased by 15.2% to 13.98p (2002 – 12.14p).

The Board has proposed a final dividend of 4.33p (2002 – 3.93p) giving a total dividend for the year of 6.20p (2002 – 5.60p). This represents an increase of 10.7% and dividend cover of 2.25 times.

Total recognised gains and losses in the year were £968m (2002 – £842m), comprising profit for the year of £946m and gains on foreign currency translation of £22m.

Group shareholders' funds, before minority interests, increased by £986m. This was due to retained profits of £503m, new shares issued less expenses of £461m, and gains on foreign currency translation of £22m. As a result, return on shareholders' funds was 23.3%.

Total shareholder return, which is measured as the percentage change in the share price plus the dividend, has been 10.7% over the last five years, compared to the FTSE 100 average of (26.8)%. Over the last three years it has been 7.0%, compared to the FTSE 100 average of (35.1)%. In the last year, total shareholder return in Tesco was (31.9)% compared to the FTSE 100 average of (24.0)%.

UK Sales grew by 7.9% to £23,407m (2002 – £21,685m). Of this, 4.1% came from existing stores and 3.8% from net new stores, which includes 0.7% relating to the acquisition of T&S Stores PLC.

UK underlying operating profit was 6.9% higher at £1,297m (2002 – £1,213m) with an operating margin held flat at 6.0%.

The **tesco.com** operations achieved sales of £447m (2002 – £356m) and excluding USA and South Korea start-up losses, made a profit of £12m (2002 – £0.4m).

As part of our **store development** programme we opened 62 new stores comprising six Extras, 21 Superstores, one Metro and 34 Express stores. Including extensions and refits, we opened 1.4m sq ft of new space and expect to open a further 1.4m sq ft in the coming year.

During the year we purchased T&S Stores PLC, a leading convenience retailer. Total consideration was £366m, which consisted of £358m of issued shares and £8m of other acquisition costs. The convenience market is a £20bn market in the UK and this acquisition increases our share from 1% to 5%. T&S has 870 convenience outlets. We plan to convert 450 to the Tesco Express format over the next three to four years bringing the Tesco range and value offer to many more customers in neighbourhood locations.

REST OF EUROPE In the **Rest of Europe** sales rose by 22.5% to £3,032m (2002 – £2,475m) and contributed an underlying operating profit of £141m, up from £90m last year.

Sales in the **Republic of Ireland** grew by 8%. We have 77 stores, giving us 1.7m sq ft, and have plans for a further six stores in 2003/04.

In **Central Europe** we opened 18 hypermarkets in the year giving us 83 in total. This gives us total space in Central Europe of 8.9m sq ft.

The acquisition of HIT, a chain of Polish hypermarkets, during the year has doubled the size of our Polish operation and are now market leader. Total consideration was cash of £400m.

ASIA In the year, our **Asian** businesses had sales of £2,174m (2002 – £1,494m), up 45.5% on the previous year and made an underlying operating profit of £71m (2002 – £29m).

Our business in **Thailand**, comprising 42 hypermarkets, had strong sales growth of 21%. We currently have 4.8m sq ft of selling space in Thailand which will increase to 5.4m sq ft by the end of next year.

In **South Korea** we opened seven hypermarkets, giving us 21 in total, with sales up 66%.

In **Taiwan** we have a total of three hypermarkets. Expansion has been slower than planned but we are now seeing opportunities to buy sites at lower prices.

In **Malaysia** we opened our first three stores this year. The performance of the stores is encouraging and we have a good number of planning applications in the pipeline.

JOINT VENTURES AND ASSOCIATES Our total share of profit before goodwill amortisation, from joint ventures and associates was £72m compared to £42m last year. Our share of Tesco Personal Finance pre-tax profit, post minority interests has grown significantly to £48m (2002 – £20m).


1 year
3 years
5 years
TOTAL SHAREHOLDER RETURN RELATIVE TO THE FTSE 100


8.0
7.4
8.5
9.1
7.9
99
00
01
02
03
UK SALES GROWTH %

TOTAL

LIKE-FOR-LIKE


1,433
99
00
01
02
03
UK SALES AREA OPENED 000 sq ft


152
99 00 01 02 03

NUMBER OF INTERNATIONAL HYPERMARKETS


212
99 00 01 02 03

INTERNATIONAL UNDERLYING OPERATING PROFIT
£m


96
99 00 01 02 03

TESCO PERSONAL FINANCE PRE-TAX PROFIT/(LOSS) POST MINORITY INTEREST
£m

FINANCIAL RISKS AND TREASURY MANAGEMENT
The treasury function is mandated by the Board to manage the financial risks that arise in relation to underlying business needs. The Board establishes the function's policies and operating parameters and routinely reviews its activities, which are also subject to regular audit. The function does not operate as a profit centre and the undertaking of speculative transactions is not permitted.

The main financial risks faced by the Group relate to the availability of funds to meet business needs, the risk of default by counterparties to financial transactions (credit risk), and fluctuations in interest and foreign exchange rates. These risks are managed as described below. The balance sheet positions at 22 February 2003 are representative of the positions throughout the year.

FUNDING AND LIQUIDITY The Group finances its operations by a combination of retained profits, long and medium-term debt capital market issues, commercial paper, bank borrowings and leases. The objective is to ensure continuity of funding. The policy is to smooth the debt maturity profile, to arrange funding ahead of requirements and to maintain sufficient undrawn committed bank facilities and a strong credit rating so that maturing debt may be refinanced as it falls due.

The Group's long-term credit rating from Moody's was reduced from Aa3 to A1 during the year, following the increase in debt which resulted from the acquisition of HIT. An additional credit rating from Standard & Poor's of A+ was introduced. New funding of £2,002m was arranged including net new committed bank facilities of £347m and medium-term notes of £1,385m maturing between 2008 and 2033. At the year end, net debt was £4,737m (2002 – £3,560m) and the average debt maturity was nine years (2002 – six years).

INTEREST RATE RISK MANAGEMENT The objective is to limit our exposure to increases in interest rates. Forward rate agreements, interest rate swaps, caps and collars are used to achieve the desired mix of fixed and floating rate debt. The policy is to fix or cap a minimum of 40% of actual and projected debt interest costs. Forward start interest rate swaps and forward rate agreements are used to manage projected debt interest costs where appropriate. At the year end £2.6bn, 55% of net debt was in fixed rate form (2002 – £1.7bn, 46%) with a further £135m, 3% of net debt collared as detailed in note 20. Fixed rate debt includes £427m of funding linked to the Retail Price Index (2002 – £372m). This debt reduces interest risk by diversifying our funding portfolio. The balance of our debt is in floating rate form.

The average rate of interest paid during the year was 5.7% (2002 – 6.3%). A 1% rise in UK interest rates would reduce profit before tax by less than 1%. Changes in interest rates in other currencies would have no significant impact on Group profits.

FOREIGN CURRENCY RISK MANAGEMENT
Our principal objective is to reduce the risk to short-term profits of exchange rate volatility. Transactional currency exposures that could significantly impact the profit and loss account are hedged, typically using forward purchases or sales of foreign currencies. We translate overseas profits into sterling at average exchange rates which we do not seek to hedge. We hedge the balance sheet by borrowing (either directly or via foreign exchange transactions) in matching currencies where this is cost effective. Our objectives are to maintain a low cost of borrowing and retain some potential for currency-related appreciation while partially hedging against currency depreciation.

During the year currency movements had minimal impact on profits and increased the net value of the Group's overseas assets by £22m (2002 – £12m increase). At the year end forward foreign currency purchases equivalent to £240m were outstanding (2002 – £247m). See note 20.

CREDIT RISK The objective is to reduce the risk of loss arising from default by parties to financial transactions. The risk is managed by spreading financial transactions across an approved list of counterparties of high credit quality. The Group's positions with these counterparties and their credit ratings are routinely monitored.

TESCO PERSONAL FINANCE (TPF) TPF lending is predominantly to individuals through its credit card and unsecured personal loan products. Risk is managed by adopting industry best practices and drawing upon the expertise and systems of the Royal Bank of Scotland. As a result TPF have developed a portfolio of credit products with strong asset quality.

INSURANCE We have taken the decision to purchase Assets, Earnings and Combined Liability protection from the open insurance market at a 'catastrophe' level only. The risk not transferred to the insurance market is retained within the business up to various limits, with the balance self insured on a multinational basis by use of our captive insurance company, Tesco Insurance Limited, Guernsey (Assets/Earnings/Combined Liability). Subsequent to the year end Combined Liability has been transferred to a new captive insurance company, Valiant Insurance Company Limited, ROI.

PENSIONS Tesco policy is to base pension funding decisions on a three-yearly actuarial valuation. The latest full actuarial valuation of the Tesco PLC Pension Scheme was carried out as at 31 March 2002 This formed the basis of our decision to increase funding levels. The results of the valuation can be seen in note 26(a).

In line with accounting standards, a separate FRS 17 valuation has been performed as at the Group year end date. The FRS 17 disclosures can be found in note 26(b).

OTHER INFORMATION Additional financial and non-financial information, including Press Releases and year end presentations can be accessed on our website, www.tesco.com/corporateinfo

directors' report

The Directors present their annual report to shareholders on the affairs of the Group, together with the audited consolidated financial statements of the Group for the 52 weeks ended 22 February 2003.

PRINCIPAL ACTIVITY AND BUSINESS REVIEW The principal activity of the Group is the operation of food stores and associated activities in the UK, Republic of Ireland, France, Hungary, Poland, Czech Republic, Slovakia, Thailand, South Korea, Taiwan and Malaysia. A review of the business is contained in the Annual Review and Summary Financial Statement 2003 which is published separately and, together with this document, comprises the full Tesco PLC Annual Report and Financial Statements.

GROUP RESULTS Group sales including VAT rose by £2,959m to £28,613m, representing an increase of 11.5%. Group underlying profit on ordinary activities before taxation, net loss on disposal of fixed assets, integration costs and goodwill amortisation was £1,401m compared with £1,221m for the previous year, an increase of 14.7%. Including net loss on disposal of fixed assets, integration costs and goodwill amortisation, Group profit on ordinary activities before taxation was £1,361m. The amount allocated to the employee profit-sharing scheme this year was £51m as against £48m last year. After provision for tax of £415m, minority interests of nil and dividends, paid and proposed, of £443m, profit retained for the financial year amounted to £503m.

DIVIDENDS The Directors recommend the payment of a final dividend of 4.33p per ordinary share to be paid on 27 June 2003 to members on the Register at the close of business on 22 April 2003. Together with the interim dividend of 1.87p per ordinary share paid in November 2002, the total for the year will be 6.20p compared with 5.60p for the previous year, an increase of 10.7%.

TANGIBLE FIXED ASSETS Capital expenditure amounted to £2,134m compared with £2,027m the previous year. In the Directors' opinion, the properties of the Group have a market value in excess of the book value of £10,955m included in these financial statements.

SHARE CAPITAL The authorised and issued share capital of the company, together with details of the shares issued during the period, are shown in note 23 to the financial statements

COMPANY'S SHAREHOLDERS The company is not aware of any ordinary shareholders with interests of 3% or more.

DIRECTORS AND THEIR INTERESTS The names and biographical details of the present Directors are set out in the separately published Annual Review and Summary Financial Statement 2003.

Mr R S Ager, Mr R F Chase (appointed during the year), Mr J A Gardiner, Mr A T Higginson and Mr D E Reid retire from the Board by rotation and being eligible offer themselves for re-election.

The service contracts of Mr R S Ager, Mr A T Higginson and Mr D E Reid are terminable on two years' notice from the company. Mr R F Chase and Mr J A Gardiner do not have service contracts.

The interests of Directors and their immediate families in the shares of Tesco PLC, along with details of Directors' share options, are contained in the report of the Directors on remuneration set out on pages 12 to 21.

At no time during the year did any of the Directors have a material interest in any significant contract with the company or any of its subsidiaries.

EMPLOYMENT POLICIES The Group depends on the skills and commitment of its employees in order to achieve its objectives. Staff at every level are encouraged to make their fullest possible contribution to Tesco success.

A key business priority is to provide First Class Service to the customer. Ongoing training programmes seek to ensure that employees understand the Group's customer service objectives and strive to achieve them.

The Group's selection, training, development and promotion policies ensure equal opportunities for all employees regardless of gender, marital status, race, age or disability. All decisions are based on merit.

Internal communications are designed to ensure that employees are well informed about the business of the Group. These include a staff magazine called Tesco Today, videos and staff briefing sessions.

Staff attitudes are frequently researched through surveys and store visits, and management seeks to respond positively to the needs of employees.

Employees are encouraged to become involved in the financial performance of the Group through a variety of schemes, principally the Tesco employee profit-sharing scheme, the savings-related share option scheme (Save-As-You-Earn) and the Partnership Share Plan (Buy-As-You-Earn).

POLITICAL AND CHARITABLE DONATIONS There were no political donations (2002 – nil). During the year the Group made contributions of £31,282 in the form of sponsorship for political events and one politically affiliated think-tank (Labour Party – £9,400; Conservative Party – £4,394; Liberal Democrat Party – £6,407; Scottish National Party – £7,143; Plaid Cymru – £1,000; Fabian Society – £2,938).

SUPPLIER PAYMENT POLICY Tesco PLC is a signatory to the CBI Code of Prompt Payment. Copies of the Code may be obtained from the CBI, Centre Point, 103 New Oxford Street, London WC1A 1DU. Payment terms and conditions are agreed with suppliers in advance.

Tesco PLC has no trade creditors in its balance sheet. The Group pays its creditors on a timely basis which varies according to the type of product and territory in which the suppliers operate.

GOING CONCERN The Directors consider that the Group and the company have adequate resources to remain in operation for the foreseeable future and have therefore continued to adopt the going concern basis in preparing the financial statements. As with all business forecasts, the Directors' statement cannot guarantee that the going concern basis will remain appropriate given the inherent uncertainty about future events.

AUDITORS Following the conversion of our auditors PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned on 23 February 2003 and the Directors appointed its successor, PricewaterhouseCoopers LLP, as auditors. A resolution to re-appoint PricewaterhouseCoopers LLP as auditors of the company will be proposed at the Annual General Meeting.

ANNUAL GENERAL MEETING A separate circular accompanying the annual accounts explains the special business to be considered at the Annual General Meeting on 13 June 2003.

By Order of the Board
Rowley Ager Secretary
7 April 2003

Tesco PLC
Registered Number: 445790

corporate governance

STATEMENT OF APPLICATION OF PRINCIPLES OF THE COMBINED CODE The Group is committed to high standards of corporate governance. This statement describes the manner in which the company has applied the principles set out in the Combined Code on Corporate Governance.

DIRECTORS AND THE BOARD The Board of Tesco PLC comprises eight Executive Directors and six independent Non-executive Directors. The Chairman, Mr J A Gardiner, is an independent Non-executive Director who has a primary responsibility of running the Board. The Chief Executive, Sir Terry Leahy, has executive responsibilities for the operations, results and strategic development of the Group. Clear divisions of accountability and responsibility exist and operate effectively for these positions. In addition, Mr G F Pimlott is the senior Non-executive Director. The Board ensures that no one individual or group dominates the decision-making process. Since the year-end, the Board has announced its succession plans for the retirement of Mr J A Gardiner in March 2004.

The full Board meets at least ten times a year and annually devotes two days to a conference with senior executives on longer-term planning, giving consideration both to the opportunities and risks of future strategy. The Board manages overall control of the Group's affairs by the schedule of matters reserved for its decision. In so far as corporate governance is concerned, these include the approval of financial statements, major acquisitions and disposals, authority levels for expenditure, treasury policies, risk management, Group governance policies and succession plans for senior executives.

To enable the Board to make considered decisions, a written protocol exists and has been communicated to senior managers ensuring that relevant information is made available to all Board members in advance of Board meetings. All Directors have access to the services of the Company Secretary and may take independent professional advice at the company's expense in the furtherance of their duties.

The need for Director training is regularly assessed by the company.

GOVERNANCE STRUCTURES The following paragraphs describe the key governance structures operating in the Group under the overall direction of the Board.

Executive Committee The Board delegates day-to-day and business management control to the Executive Committee, which comprises the Executive Directors. This meets formally every week and its decisions are communicated throughout the Group on a regular basis. The Executive Committee is responsible for implementing Group policy, the monitoring and performance of the business and reporting to the full Board thereon.

Nominations Committee Appointments to the Board for both Executive and Non-executive Directors are the responsibility of the Nominations Committee which is chaired by Mr J A Gardiner and whose members are set out in the table on page 11.

As exemplified by the section on 'Directors and their interests' within the Directors' report on pages 5 and 6, the company's Articles of Association ensure that on a rotational basis Directors resign every three years and, if they so desire and are eligible, offer themselves for re-election.

Remuneration Committee The Remuneration Committee, composed entirely of Non-executive Directors, is chaired by Mr C L Allen. The members are set out in the table on page 11. The responsibilities of the Remuneration Committee, together with an explanation of how it applies the Directors' remuneration principles of the Combined Code, are set out in the report of the Directors on remuneration on pages 12 to 21.

Audit Committee The Board has an Audit Committee, chaired by Mr G F Pimlott and consisting entirely of Non-executive Directors, which meets a minimum of three times a year. Membership of the Audit Committee is set out in the table on page 11. Its terms of reference are reviewed annually and represent current best practice. The Committee's primary responsibilities include monitoring the system of internal control throughout the Group, approving the Group's accounting policies and reviewing the interim and annual financial statements before submission to the Board. The Committee will be undertaking an assessment of the Group's position in relation to the Financial Reporting Council guidelines for strengthening the Combined Code, issued recently as the 'Smith Report', although it is believed that the Group already comply substantially with the proposals. The review will also cover the role and effectiveness of the Non-executive Directors as set out in the 'Higgs Report'.

Compliance Committee The Compliance Committee ensures that the Board discharges its obligations to comply with all necessary laws and regulations. It has established a schedule for the regular review of the Group's operational activities to ensure compliance with accepted practices and policies.

The Committee, comprising two Executive Directors and three members of senior management, normally meets four times a year.

INTERNAL CONTROL AND RISK MANAGEMENT The Board has overall responsibility for internal control, including risk management, and sets appropriate policies having regard to the objectives of the Group. Executive management has the responsibility for the identification, evaluation and management of financial and non-financial risks and for the implementation and maintenance of control systems in accordance with the Board's policies.

The Board, through the Audit Committee, has reviewed the effectiveness of the systems of internal control for the accounting year and the period to the date of approval of the financial statements, although it should be understood that such systems are designed to provide reasonable but not absolute assurance against material misstatement or loss.

Internal control environment The Group operates an objectives-driven approach aimed at satisfying its core *purpose that translates into a rolling five-year business plan.* The plan covers both revenue and capital expenditure and forms the basis of business plans for all our business entities. From this the Board, together with monitoring regimes based upon our Steering Wheel, agrees the annual revenue and capital budgets.

The Steering Wheel is the term used to describe our balanced scorecard approach, which we believe is the best way to achieve results for our shareholders. It sets out a broad range of targets under quadrant headings of customers, operations, people and finance. This allows the business to be operated and monitored on a balanced basis with due regard for all stakeholders. The Board undertakes a formal review of progress on a quarterly basis and any resulting actions considered appropriate are communicated throughout the business.

The capital investment programme is subject to formalised review procedures requiring key criteria to be met. All major initiatives require business cases to be prepared, normally covering a minimum period of five years. Post-investment appraisals are also carried out.

Risk management process At the highest level, the Board considers strategic risk every time it meets. The two-day Board Conference, referred to earlier, considers where future opportunities and risks lie and helps shape our corporate strategy going forward. Accountabilities for managing operational risks are clearly assigned to line management. Internal controls have been developed over all risks in line with the risk appetite determined by the Board and are subject to review. Formal risk assessments are carried out routinely throughout the business. Procedures exist to ensure that significant risks and control failures are escalated to senior management and the Board, as necessary, on a daily, weekly and periodic basis.

Monitoring The monitoring of strategic and operational risks are responsibilities of the Board and line managers respectively.

The Board maintains the Key Risk Register and considers at their formal risk assessments whether the actions being taken in mitigation are sufficient.

The Internal Audit function also operates on a risk-based approach helping managers with their risk responsibilities and advising on appropriate controls.

PricewaterhouseCoopers LLP, our external auditors, contribute a further independent perspective on certain aspects of the internal financial control system arising from their work. Independence is strengthened by an agreement to rotate audit partners every five years. The engagement of auditors is considered annually by the Audit Committee.

Annual statements received from CEOs further support the monitoring of key subsidiary operations. These statements confirm that the Board's governance policies have been adopted in practice and spirit.

Overall, the Audit Committee seeks to ensure that the whole management process provides adequate control over all major risks to the Group. This is achieved through consideration of regular reports from internal and external audit alongside discussions with senior managers.

Other specialist functions within the Group, notably Trading Law and Technical and Company Secretariat, provide assurance and advice on health and safety, regulatory and legal compliance and social, ethical and environmental issues. These functions report their findings on a regular basis to the Compliance Committee.

Communication A programme of communication exists and is constantly being developed, to ensure that all staff are aware of the parameters that constitute acceptable business performance and the expectations of the Board in managing risk. This provides clear definition of the Group's purpose and goals, accountabilities and the scope of permitted activities of companies, executive functions and individual staff.

CORPORATE SOCIAL RESPONSIBILITY The Board regards Corporate Social Responsibility (CSR) as an integral part of the overall corporate governance framework and is fully integrated into existing management structures and systems. Therefore, the risk management policies, procedures and monitoring methods described above equally apply to our CSR activities, including the management of social, ethical and environmental (SEE) risks.

Many investors take an interest in how companies are managing non-financial risks as these can, under certain circumstances, have an impact on shareholder value. For example, The Association of British Insurers (ABI) has published disclosure guidelines on social responsibility, including SEE matters, for investors and companies.

Last year, we published our first CSR Review on our website, www.tesco.com/everylittlehelps. This reflects the importance that Tesco has placed on CSR over the past 10 years. More details of our CSR strategy can be found in the Tesco Corporate Social Responsibility Review 2002/03 and on our website.

We have an established cross-functional CSR Committee that meets a minimum of four times a year. The CSR Committee is chaired by the Group Corporate Affairs Director and its membership is made up of senior managers from all parts of the business. One of its objectives is to identify threats and opportunities for the coming year and to highlight emerging issues.

The CSR Committee has established a set of CSR Key Performance Indicators (KPIs), and these KPIs are used to track performance quarterly and annually. The KPIs feed directly into the Steering Wheel monitoring system explained earlier and thus contribute to the overall monitoring of Group performance and control evaluation by the Board.

The Chairman of the CSR Committee makes regular reports to the Executive Board on CSR matters.

The CSR KPIs and the related management system are available in the CSR Review 2002/03 and on-line.

Risks and opportunities Like all companies, we manage a broad range of financial and non-financial risks, including those relating to our CSR responsibilities.

The most recent CSR assessment found that controls largely mitigated the SEE risks to the business.

Customer focus is fundamental to delivering our strategy and the way we manage risk. All our business practices centre on serving the customer and in meeting those challenges we recognise our responsibility to deliver quality products at the right price.

All companies have to face ethical dilemmas in the normal course of business. Our approach comes from the Tesco Values. The Values set out the standards we wish to uphold in how we treat people.

These are supported by Codes of Ethics and govern the relationships between ourselves and employees, suppliers and contractors. The Compliance Committee regularly monitors adherence to these codes. The company is a signatory to the DTI Code of Conduct and has met fully its obligations for implementing the Code.

In the last year, we have introduced a Human Rights policy, and 'Protector Line' – a confidential telephone helpline for staff to raise their concerns without fear. We will investigate any allegations of impropriety and take appropriate action as necessary. More details of the policy are available in the CSR Review 2002/03.

CSR is also an important factor in retaining and recruiting staff. It helps morale, and programmes such as Charity of the Year and Race for Life, encourage staff involvement. The Tesco CSR website, www.tesco.com/everylittlehelps has been cited by graduate recruits as one factor in their choice of Tesco as an employer.

Managing health and safety and supply chain standards Health and safety standards are very important: the company is committed to providing a safe shopping and working environment for customers, staff and contractors.

The company has established policies, procedures and training to identify and minimise the risks inherent in a retail and distribution business.

The safety of our products carries the highest responsibility and priority. We have established, over many years, a comprehensive due diligence process supported by technical and product development standards and procedures. This assurance covers staff training, providing guidance and auditing suppliers to ensure they supply quality products for the Tesco brand.

We have conducted a comprehensive risk analysis of products, suppliers and factories upon which our audit programme is based. Auditing is carried out on both a routine and unannounced basis.

Supply chain risks can include, for example, a failure of standards relating to product safety, quality, and animal welfare and worker welfare.

We review regularly our technical, due diligence and crisis management procedures in the light of the latest scientific research and expert opinion, to ensure that these risks are managed effectively.

We use in-house experts as well as external advisors to look for and analyse emerging issues so that appropriate action can be taken.

RELATIONS WITH SHAREHOLDERS The Board attaches a high importance to maintaining good relationships with all shareholders and, primarily through the Investor Relations department, ensures that shareholders are kept informed of significant company developments.

During the year, Executive Directors have met with 72 of our leading shareholders representing over 53% of the issued shares of the company. While the focus of dialogue is with institutional shareholders to whom regular presentations are made on company direction, care is exercised to ensure that any price-sensitive information is released to all shareholders, institutional and private, at the same time in accordance with the Financial Services Authority requirements.

The Board regards the Annual General Meeting as an opportunity to communicate directly with all shareholders. The whole Board attends the meeting and is available to answer questions from shareholders present.

Each year end, every shareholder may choose to receive a full Annual Report and Financial Statements or an abbreviated Annual Review and Summary Financial Statement. At the half year, all shareholders receive an Interim Report. These reports, together with publicly-made trading statements, are available on the Group's website, www.tesco.com/corporateinfo

PENSION FUNDS The assets of the pension funds established for the benefit of the Group's employees are held separately from those of the Group. A trustee company manages both the Tesco PLC Pension Scheme and the remaining assets of the Tesco PLC Money Purchase Pension Scheme.

The Tesco PLC Pension Scheme is a defined benefit scheme which has over 120,000 contributory members and nearly 10,000 pensioners. The Trustee Company Board comprises one Executive Director, Mr R S Ager, four senior managers and four members appointed from staff and pensioners. Management of the assets is delegated to a number of independent fund managers. These fund managers have discretion to invest in shares of Tesco PLC, but only to the proportional weighting of the shares in the total market. Details of pension commitments are set out in note 26 to the financial statements on pages 47 to 49.

PROVISIONS IN THE COMBINED CODE Throughout the year ended 22 February 2003 the company has been in compliance with all of the Code Provisions set out in Section 1 of the Combined Code on Corporate Governance, except as with regard to provision B.1.7 on the length of Directors' service agreements, details of which are set out in the report of the Directors on remuneration on pages 12 to 21.

BOARD COMMITTEE MEMBERSHIP
AS AT 22 FEBRUARY 2003

	Nominations Committee	Remuneration Committee (f)	Audit Committee (g)	Compliance Committee
Non-executive Directors				
Mr J A Gardiner	•			
Mr G F Pimlott	•	•	•	
Mr C L Allen (a)	•	•		
Mr R F Chase (b)	•	•	•	
Ms V Morali (c)	•		•	
Dr H Einsmann (d)	•	•		
Mr J W Melbourn (e)				
Executive Directors				
Sir Terry Leahy	•			
Mr R S Ager				•
Mr P A Clarke				•

(a) Mr C L Allen retired from the Audit Committee on 14 June 2002.
(b) Mr R F Chase was appointed to the Board and the Nominations, Remuneration and Audit Committees on 1 July 2002.
(c) Ms V Morali was appointed to the Audit Committee and the Nominations Committee on 11 September 2002.
(d) Dr H Einsmann was appointed to the Remuneration Committee on 14 June 2002.
(e) Mr J W Melbourn retired from the Board and its Committees on 14 June 2002. To that date, he was Chairman of the Audit Committee and a member of the Remuneration Committee and the Nominations Committee.
(f) Mr J A Gardiner and Sir Terry Leahy attend the Remuneration Committee meetings by invitation.
(g) Mr J A Gardiner and Mr A T Higginson attend the Audit Committee meetings by invitation.

report of the directors on remuneration

THE REMUNERATION COMMITTEE The Remuneration Committee is governed by formal Terms of Reference agreed by the Board and is composed entirely of independent Non-executive Directors. No member of the Remuneration Committee has any personal financial interest other than as a shareholder in the matters to be decided and no day-to-day involvement in running the business of Tesco.

The remuneration packages, including contract periods, of Executive Directors are determined by the Remuneration Committee (the Committee). The Committee comprised Mr C L Allen (Chairman of the Committee), Dr H Einsmann (appointed June 2002), Mr G F Pimlott and Mr R F Chase (appointed July 2002). Mr J W Melbourn retired from the Committee during the year. The Committee met on six occasions during the year.

Mr R S Ager, an Executive Director of the Group, is Secretary to the Committee and attends the meetings. Mr J A Gardiner, Non-executive Chairman of the Group, and Sir Terry Leahy, Chief Executive of the Group, both attend the meetings at the invitation of the Committee. However, Directors do not attend the meetings when their own remuneration is being discussed. The Committee is supported by Mrs C M Chapman, Human Resources Director of Tesco Stores Ltd and has appointed Deloitte & Touche as an external, independent advisor. Deloitte & Touche also provided advisory services in respect of VAT, PAYE, NIC and international taxation to the Group during the year.

DIRECTORS' REMUNERATION POLICY The Committee applied the following remuneration policy to all Executive Directors during the year. The Committee intends that the remuneration of all Executive Directors will continue to be determined on these principles but will be subject to a review by the Committee in the light of any legislative, regulatory and/or market practice changes.

Business success in a retail environment depends on the talents of the key team, but outstanding success comes from teamwork. Building and retaining that team at senior levels within Tesco is vital to success. The remuneration strategy for Executive Directors has been tailored to emphasise the delivery of year-on-year earnings growth by providing executives with a significant proportion of performance-related remuneration delivered in Tesco shares over extended timescales.

To meet the business objectives of strong financial progression and improvements in shareholder returns, the policy is to pay:

- Basic salaries based on the responsibilities, skills and experience of the individual against a benchmark determined by verification to other major FTSE 100 companies and other large retailers.
- Annual bonuses based on achieving stretching EPS growth targets and specific corporate objectives. Annual bonuses are paid in shares. On award, the Executive can elect to defer receipt of the shares for a further two years, which is encouraged with additional matching share awards. Further details are provided below.
- Longer-term bonus based on a combination of relative total shareholder return, and the achievement of stretching EPS growth targets and specific corporate objectives. Longer-term bonuses are paid in shares, which must be held for a further four years. Executive Directors are encouraged to hold shares for longer than four years with additional matching share awards. Further details are provided below.
- Share options are granted to Executive Directors at market value and can only be exercised if EPS growth exceeds RPI plus 9% over any three years from grant.
- Executive Directors are required to build and hold a shareholding with a value at least equal to their basic salary; full participation in the Executive Incentive Scheme is conditional upon meeting this target.

The Committee also ensures that the remuneration relationship between the Main Board and Senior Executives of the company below this level is appropriate. In particular, any exceptional salary arrangements or award of share options for Senior Executives are to be advised to the Committee.

TOTAL REMUNERATION The total remuneration levels of Executive Directors are normally reviewed annually by the Committee, having regard to competitive market practice in the retail sector and in the context of the FTSE 100 companies, which are of a comparable size to Tesco. As part of the review process, the Committee has access to, and makes use of, external independent remuneration surveys.

The total remuneration package of Executive Directors comprises the following elements:

- base salary;
- short and long-term performance-related share awards via the Executive Incentive Scheme;
- performance-related share options awards via the Executive Share Option Scheme;
- benefits (which comprise car benefits, life assurance, disability and health insurance); and
- pensions.

In addition to the above elements of remuneration, Executive Directors who have completed one year's service are also eligible to participate in the company's all-employee savings-related share option scheme (SAYE), profit sharing scheme and the share incentive plan (BAYE) on the same terms as all other UK employees.

The Committee considers that a high proportion of total remuneration should be performance-related and at risk of forfeiture. In addition, performance-related reward should be delivered in shares to closely align the interests of shareholders and executives. In all cases, base salary currently constitutes approximately one-third of the total annual cash and share incentive opportunity for Executive Directors. In determining the balance between the fixed and variable elements of the Executive Directors' remuneration packages, the Committee has regard to market practice.

All awards made to Executive Directors under the Executive Incentive Scheme and all options granted under the Executive Share Option Scheme are subject to the satisfaction of performance conditions, which are explained below. The Committee considers that the mix of performance conditions best supports the Group's business strategy and provides a set of broad-based and robust measures of management's effort and success in creating shareholder value.

Tesco recognises that its Executive Directors are likely to be invited to become non-executive directors of other companies and that such non-executive duties can broaden experience and knowledge, which will benefit Tesco. Therefore, Executive Directors are, subject to approval by the Board, allowed to accept non-executive appointments and retain the fees received, provided that these appointments are not likely to lead to conflicts of interest.

COMPLIANCE The Committee is constituted and operated throughout the period in accordance with the principles outlined in the Listing Rules of the Financial Services Authority derived from Schedule A of the Combined Code. In framing the remuneration policy, full consideration has been given to the best practice provisions set out in Schedule B, annexed to the Listing Rules. The auditors' report set out on page 23, covers the disclosures referred to in this report that are specified for audit by the Financial Services Authority. This report also complies with disclosures required by the Director Remuneration Report Regulations 2002. Details of Directors' emoluments and interests, including executive and savings-related share options, are set out on pages 15 to 21.

The following summarises the remuneration packages for Executive Directors. Copies of the Executive Directors' contracts of employment are available for inspection by shareholders as required.

EXECUTIVE INCENTIVE SCHEME The company operates a performance-related incentive scheme designed to provide a competitive level of reward. Awards under the scheme are delivered in shares to further align the interests of Executive Directors and shareholders.

The Committee sets performance targets annually for the incentive scheme for each of the criteria noted below, confirms achievement of performance and awards to be made under the scheme and directs the general administration of the scheme. The Executive Committee has adopted a policy of extending executive incentive schemes to a wider body of senior executives within the Group using similar measures.

Long-term share bonuses are awarded annually for each of the Executive Directors, the maximum long-term share bonus is equivalent to 75% of salary. The long-term bonus is based on a combination of the following performance conditions:

1. The achievement of targets set each year for growth in earnings per share over that financial year is the basis for 77% of the award. Earnings per share has been chosen to reflect the core focus of the Group on continuous and sustainable earnings growth.
2. An assessment of total shareholder return is the basis for 15% of the award. The total shareholder return (share price growth and dividend performance) of the company at the end of the year, taking into account performance over the previous three and five years, is compared to the total shareholder return of a selected peer group of UK and International companies, comprising Ahold, Carrefour, Metro, Safeway plc (UK), Safeway Inc. (US), J Sainsbury and Target (US). Total shareholder return has been chosen as it is a clear indicator of the value created for shareholders. The Committee considers a comparator group comprising large international food retailers as the most appropriate basis for assessing relative performance.
3. An assessment of the progress towards the achievement of specific strategic corporate goals is the basis for 8% of the award.

Shares awarded have to be held for a period of four years, conditional upon continuous service with the company. The share equivalent of dividends, which would have been paid on the shares, is added to the award during the deferral period.

Short-term share bonuses are awarded annually to each of the Executive Directors, the maximum short-term bonus payable is equivalent to 75% of salary. The bonus is based on a combination of the following performance conditions:

1 The achievement of targets set each year for growth in earnings per share over the relevant financial year is the basis for 77% of the award.

2 An assessment of achievement against specific strategic corporate goals is the basis for 23% of the award.

The bonus can be augmented by 50%, if the participants elect for the trustees of the scheme to retain the shares awarded for a minimum period of two years, conditional upon continuous service with the company. The share equivalent of dividends, which would have been paid on the shares, is added to the award during the deferral period.

The Executive Directors may choose to further extend the holding period for both the short and long-term shares by a further three years in each case. During this holding period, the shares held are increased by 12.5% at the beginning of each year, based on the scheme shares held and are conditional upon continuous employment with the company. This holding period may be extended subject to personal shareholding targets set by the Committee, equivalent to shares to the value of one times' salary, being met by the Executive Directors.

In respect of 2002/03, the awards were long-term 68% and short-term 72% of salary for each Executive Director. Mr D E Reid was awarded a special bonus of £400,000 in respect of the development of the Group's international business. This amount has been sacrificed in return for pension augmentation.

In addition to providing the opportunity to earn greater rewards for superior performance, the Executive Incentive Scheme further aligns the interests of shareholders and Executive Directors by helping them to build up a shareholding in Tesco.

SHARE OPTIONS Executive Directors are included in Executive Share Option schemes (ESOS). Executive options granted since 1995 may only be exercised subject to the achievement of earnings per share growth of at least RPI plus 6% over three years. For future share option grants, the exercise condition will be earnings per share growth of at least RPI plus 9% over three years. The Committee chose to increase the performance hurdle for future option grants in the light of recent changes in FTSE 100 market practice.

SAVE-AS-YOU-EARN (SAYE) Since 1981, the Group has operated an Inland Revenue approved savings-related share option scheme (SAYE) for the benefit of employees including Executive Directors.

Under this scheme, employees save on a four-weekly basis via a bank/building society with an option to buy shares in Tesco PLC at the end of a three or five-year period at a discount of up to 20% of the market value. There are no performance conditions attached to SAYE options.

PROFIT SHARING The Group operates a UK profit sharing scheme for the benefit of employees, including Executive Directors. Since March 2002, a new approved scheme ('Shares in Success') has operated. This scheme replaced the previous profit sharing arrangements following the Government's decision to discontinue such schemes and is available to employees with at least one year's service at the Group's year end. Shares in the company are allocated to participants in the scheme on a pro-rata basis to base salary earned up to Inland Revenue approved limits (currently £3,000 per annum). The amount of profit allocated to the scheme is determined by the Board, taking account of company performance.

BUY-AS-YOU-EARN (BAYE) Since January 2002, the Group has operated an Inland Revenue approved share investment plan (BAYE) for the benefit of employees including Executive Directors. Under this scheme, employees save four-weekly to buy shares at market value in Tesco PLC.

PENSIONS Executive Directors are members of the Tesco PLC Pension Scheme which provides a pension of up to two-thirds of base salary on retirement, normally at the age of 60, dependent upon service. The scheme also provides for dependants' pensions and lump sums on death in service. The scheme is a defined benefit pension scheme, which is approved by the Inland Revenue.

SERVICE AGREEMENTS Sir Terry Leahy, Mr D E Reid, Mr R S Ager, Mr P A Clarke, Mr J Gildersleeve, Mr A T Higginson, Mr T J R Mason and Mr D T Potts have service agreements dated 3 April 2000 with entitlement to notice of 24 months by the company and 12 months' notice by the Executive. All the Executive Directors were appointed before 1 March 2001. If an Executive Director's employment is terminated (other than pursuant to the notice provisions in the service contract or by reason of resignation or unacceptable performance or conduct), the company will pay, by way of liquidated damages, a sum equal to two times the aggregate of current base salary and the average of the awards made under the Executive Incentive Scheme for the previous two years. No account will be taken of pension or any other benefit or emolument. The termination payment is subject to the Executive Director entering into restrictive covenants to apply for a 12 month period after such termination so as to protect the goodwill of the business.

If the termination occurs within two years of retirement the termination payment would be reduced accordingly. In the event of a change of control, an Executive Director may terminate the service agreement by providing at least 30 days' notice within three months of such change of control, and in so doing, the company will pay a termination payment as outlined above.

The Committee has agreed that in future, new appointments of Executive Directors will normally be based on a notice period of 12 months. The Committee reserves the right to vary this period for the initial period of appointment.

NON-EXECUTIVE DIRECTORS The remuneration of the Non-executive Directors is determined by the Board as a whole on the recommendation of the Executive Committee after considering external market research.

Non-executive Directors have letters of appointment, and their appointment can be terminated by either party without notice. Each appointment is subject to review every three years. Non-executive Directors receive a basic fee plus an additional sum in respect of committee membership. To reflect their additional responsibilities, supplementary fees are also paid to Non-executives who chair committees and to the senior Non-executive Director. Mr J A Gardiner has the benefit of the use of a company car.

PERFORMANCE GRAPH The Group's total shareholder return performance (i.e. share price movements plus dividends reinvested) over the last five financial years relative to the FTSE 100 index of companies is set out below. This index has been selected to provide an established and broad-based comparator group of retail and non-retail companies of similar scale to Tesco, against which the Group's TSR performance can be measured.


£150
£100
£50
Tesco
FTSE
Feb 98
Feb 99
Feb 00
Feb 01
Feb 02
Feb 03

TOTAL SHAREHOLDER RETURN
TSR is the notional return from a stock or index based on share price movements and declared dividends

Tables 1 to 6 are audited information.

TABLE 1 *Directors' emoluments*

	Fixed emoluments		Performance-related emoluments			Total	Total
	Salary £000	Benefits £000	Profit-sharing £000	Short-term £000	Long-term £000	2003 £000	2002 £000
Mr J A Gardiner	366	61	–	–	–	427	347
Sir Terry Leahy	916	65	8	1,002	847	2,838	2,457
Mr D E Reid (a)	694	79	8	755	1,074	2,610	1,990
Mr R S Ager	445	35	8	486	451	1,425	1,285
Mr C L Allen	41	–	–	–	–	41	45
Mr R F Chase (b)	28	–	–	–	–	28	–
Mr P A Clarke	478	59	8	535	351	1,431	1,141
Dr H Einsmann	36	–	–	–	–	36	33
Mr J Gildersleeve	592	90	8	645	593	1,928	1,737
Mr A T Higginson	507	52	8	558	388	1,513	1,308
Mr T J R Mason	507	11	8	558	477	1,561	1,370
Mr J W Melbourn (c)	14	–	–	–	–	14	45
Mrs V Morali	36	–	–	–	–	36	33
Mr G F Pimlott	59	–	–	–	–	59	58
Mr D T Potts	478	33	8	535	388	1,442	1,150
	5,197	485	64	5,074	4,569	15,389	12,999

(a) Mr D E Reid's long-term bonus includes an amount of £400,000 in respect of overseas business growth which has been sacrificed in return for pension augmentation.
(b) Appointed during the year.
(c) Former Director.

The performance criteria set out on pages 13 and 14 is audited information.

TABLE 2 Gains made on share options

	Number of shares at exercise price (pence)							Value realisable	
	72.3	72.3	70.0	81.0	90.3	Total	Price at exercise (pence)	2003 £000	2002 £000
Sir Terry Leahy	62,211	51,150	417,144	471,372	398,523	1,400,400	250.00	2,422	–
Mr D E Reid	–	–	–	–	–	–	–	–	–
Mr R S Ager	–	–	–	–	–	–	–	–	–
Mr P A Clarke	–	–	–	–	–	–	–	–	100
Mr J Gildersleeve	–	–	–	–	–	–	–	–	–
Mr A T Higginson	–	–	–	–	–	–	–	–	–
Mr T J R Mason	–	–	–	–	–	–	–	–	40
Mr D T Potts	–	–	–	–	–	–	–	–	–
Date of grant	[illegible]	[illegible]	16.09.1997	13.08.1997	27.04.1998				

The value realisable from shares acquired on exercise is the difference between the fair market value at exercise and the exercise price of the options, although the shares may have been retained. All options were exercised on the same date when the market share price was 250.00p. All of the options at 72.3p were exercised at 61.7p and 25% of the options at 70.0p and 81.0p were exercised at 59.7p and 69.0p respectively, as targets related to growth in earnings per share in accordance with ABI guidelines have been achieved. The market share price at 22 February 2003 was 168.00p. The share price during the 52 weeks to 22 February 2003 ranged from 163.00p to 266.25p.

The performance criteria for share options set out on page 14 is audited information.

TABLE 3 Pension details of the Directors

	Age at 22 February 2003	Years of company service	Total accrued pension at 22 February 2003 (a) £000	Increase in accrued pension during the year £000	Increase in accrued pension during the year (net of inflation) £000	Transfer value of previous column at 22 February 2003 £000	Transfer value of total accrued pension at 23 February 2002 £000	Transfer value of total accrued pension at 22 February 2003 £000	Increase/(decrease) in transfer value less directors' contributions £000
Sir Terry Leahy (b)	47	24	383	52	46	367	3,208	2,554	(654)
Mr D E Reid (c)	56	18	371	44	39	1,271	4,701	5,273	572
Mr R S Ager	57	17	257	31	27	415	3,450	3,910	460
Mr P A Clarke	42	28	169	31	29	159	1,147	941	(206)
Mr J Gildersleeve	58	38	370	36	31	510	5,297	6,113	816
Mr A T Higginson (d)	45	5	87	23	22	139	595	545	(50)
Mr T J R Mason	45	21	197	27	24	149	1,578	1,204	(374)
Mr D T Potts	45	30	188	34	31	200	1,461	1,197	(264)

(a) The accrued pension is that which would be paid annually on retirement at 60, based on service to 22 February 2003.

(b) Sir Terry Leahy is entitled to retire at any age from 57 to 60 inclusive with an immediate pension of two-thirds of base salary. Part of his pension may be provided on an unfunded basis within a separate unapproved arrangement.

(c) During the year, Mr D E Reid sacrificed £400,000 of a bonus payment in return for pension augmentation. This augmentation allows Mr D E Reid to retire from age 58½ with an immediate pension of two-thirds of base salary.

(d) Part of Mr A T Higginson's benefits, in respect of pensionable earnings in excess of the earnings limit imposed by the Finance Act 1989, are provided on an unfunded basis within a separate unapproved arrangement.

All transfer values have been calculated in accordance with Actuarial Guidance Note GN11.

TABLE 4 Share options held by Directors and not exercised at 22 February 2003

Executive share options schemes (1984), (1994) and (1996)	Number of shares at exercise price (pence)							
	70.0 (a)	104.0	98.3 (b)	151.7 (b)	176.7	164.0	178.0	Sub-total
Sir Terry Leahy	–	248,256	523,728	120,660	–	126,832	–	1,019,476
Mr D E Reid	11,427	–	223,728	601,305	–	90,245	–	926,705
Mr R S Ager	–	–	–	299,904	89,433	26,831	149,171	565,339
Mr P A Clarke	–	–	–	–	–	29,946	146,991	176,937
Mr J Gildersleeve	–	–	122,034	504,999	150,564	56,100	364,092	1,197,789
Mr A T Higginson	–	–	–	–	373,584	63,415	–	436,999
Mr T J R Mason	–	–	–	198,669	167,076	63,415	270,796	699,956
Mr D T Potts	–	–	–	–	–	38,756	288,730	327,486
Date exercisable	10.05.1997	13.10.1998	03.07.1999	07.10.2000	31.05.2001	30.05.2001	28.01.2002	

	Number of shares at exercise price (pence)							
	Sub-total b/f	179.4	173.0	209.5	205.0	247.0	259.0(c)	Total
Sir Terry Leahy	1,019,476	–	228,901	17,673	780,487	647,773	642,471	3,336,781
Mr D E Reid	926,705	425,827	117,920	–	604,878	502,024	498,069	3,075,423
Mr R S Ager	565,339	–	36,994	182,528	390,243	323,886	321,236	1,820,226
Mr P A Clarke	176,937	–	277,170	77,683	360,975	299,595	328,185	1,520,545
Mr J Gildersleeve	1,197,789	–	73,988	–	517,073	429,149	425,483	2,643,482
Mr A T Higginson	436,999	–	76,301	–	419,512	348,178	358,301	1,639,291
Mr T J R Mason	699,956	–	87,861	–	429,400	359,678	373,451	1,950,346
Mr D T Potts	327,486	–	199,827	–	360,975	299,595	328,185	1,516,068
Date exercisable		24.05.2002	30.11.2002	20.04.2003	26.04.2003	26.04.2004	15.04.2005	

(a) In the case of Mr D E Reid, 100% of the options at 70.0p may be exercised at 59.7p, as targets related to growth in earnings per share in accordance with ABI guidelines have been achieved.

(b) Date of expiry is seven years from date exercisable, with the exception of the 98.3p and 151.7p options which expire four years from date exercisable.

(c) Options granted in the year

The performance criteria for share options set out on page 14 is audited information.

TABLE 5 Share options held by Directors and not exercised at 22 February 2003

Savings-related share option scheme (1981)	Number of shares					Value realisable	
	As at 23 Feb 2002	Granted (a)	Exercised	As at 22 Feb 2003	Exercise price pence	2003 £000	2002 £000
Sir Terry Leahy	5,610	2,066	–	7,676	151.0-198.0	–	13
Mr D E Reid	8,864	2,066	5,670	5,260	151.0-198.0	3	13
Mr R S Ager	10,573	–	–	10,573	136.0-198.0	–	–
Mr P A Clarke	11,067	2,066	3,969	9,164	136.0-198.0	2	7
Mr J Gildersleeve	12,444	1,188	8,505	5,127	151.0-198.0	4	–
Mr A T Higginson	5,610	2,066	–	7,676	151.0-198.0	–	–
Mr T J R Mason	25,885	4,132	19,272	10,745	151.0-198.0	23	–
Mr D T Potts	3,375	2,066	–	5,441	159.0-198.0	–	–

(a) Options granted include new family interests that fall to be reported during the year.

The subscription price for options granted during the year under the savings-related share option scheme was 159.0p and the options mature in either 2006 (three-year scheme) or 2008 (five-year scheme). The shares relating to options exercised in the year were all retained.

report of the directors on remuneration continued

TABLE 6 Directors' interests in incentive plans

Name	Cycle ending	Award date	Number of shares at 23 Feb 2002	Shares awarded	Shares vested	Number of shares at 22 Feb 2003	Value vested £000	Vesting date
Sir Terry Leahy	2003	25.04.96	149,904	22,553	172,457	–	294	12.02.03
	2003	11.05.98	96,154	14,465	110,619	–	188	12.02.03
	2004	13.05.97	90,031	13,545	–	103,576	–	13.05.04
	2004	16.04.99	130,542	19,638	–	150,180	–	16.04.04
	2004	08.05.00	86,865	2,110	–	88,975	–	08.05.04
	2004	10.04.02	–	338,137	–	338,137	–	10.04.04
	2005	11.05.98	59,589	8,965	–	68,554	–	11.05.05
	2005	08.05.00	136,218	20,494	–	156,712	–	08.05.05
	2005	11.04.01	141,745	3,444	–	145,189	–	11.04.05
	2006	16.04.99	80,955	1,967	–	82,922	–	16.04.06
	2006	11.04.01	99,220	2,408	–	101,628	–	11.04.06
	2006	10.04.02	–	223,707	–	223,707	–	10.04.06
Mr D E Reid	2003	25.04.96	149,904	22,553	172,457	–	294	12.02.03
	2003	11.05.98	88,357	13,290	101,647	–	173	12.02.03
	2004	13.05.97	82,824	12,460	–	95,284	–	13.05.04
	2004	16.04.99	117,483	17,674	–	135,157	–	16.04.04
	2004	08.05.00	73,231	1,779	–	75,010	–	08.05.04
	2004	10.04.02	–	262,137	–	262,137	–	10.04.04
	2005	11.05.98	54,757	8,238	–	62,995	–	11.05.05
	2005	08.05.00	114,837	17,276	–	132,113	–	08.05.05
	2005	11.04.01	109,853	2,670	–	112,523	–	11.04.05
	2006	16.04.99	72,859	1,770	–	74,629	–	16.04.06
	2006	11.04.01	76,895	1,867	–	78,762	–	11.04.06
	2006	10.04.02	–	173,427	–	173,427	–	10.04.06
Mr R S Ager	2003	25.04.96	116,954	17,595	134,549	–	229	12.02.03
	2003	11.05.98	65,331	9,826	75,157	–	128	12.02.03
	2004	13.05.97	61,215	9,210	–	70,425	–	13.05.04
	2004	16.04.99	83,130	12,506	–	95,636	–	16.04.04
	2004	08.05.00	49,209	1,195	–	50,404	–	08.05.04
	2004	10.04.02	–	169,067	–	169,067	–	10.04.04
	2005	11.05.98	40,491	6,090	–	46,581	–	11.05.05
	2005	08.05.00	77,168	11,607	–	88,775	–	08.05.05
	2005	11.04.01	70,872	1,721	–	72,593	–	11.04.05
	2006	16.04.99	51,555	1,252	–	52,807	–	16.04.06
	2006	11.04.01	49,609	1,203	–	50,812	–	11.04.06
	2006	10.04.02	–	111,853	–	111,853	–	10.04.06

The award price on 25 April 1996 was 94.83p, on 11 May 1998 was 166.67p, on 8 May 2000 was 174.00p, and on 10 April 2002 was 248.00p. Vesting prices on 11 May 2002 and on 12 February 2003 were 260.75p and 170.25p respectively.

Shares awarded include dividends, taken in the form of shares and augmentation.

TABLE 6 Directors' interests in incentive plans *continued*

Name	Cycle ending	Award date	Number of shares at 23 Feb 2002	Shares awarded	Shares vested	Number of shares at 22 Feb 2003	Value vested £000	Vesting date
Mr P A Clarke	2004	13.05.97	26,102	3,926	–	30,028	–	13.05.04
	2004	08.05.00	35,706	867	–	36,573	–	08.05.04
	2004	11.04.01	45,889	1,112	–	47,001	–	09.04.03
	2004	10.04.02	–	172,727	–	172,727	–	10.04.04
	2005	11.05.98	17,771	2,672	–	20,443	–	11.05.05
	2005	08.05.00	55,993	1,359	–	57,352	–	08.05.05
	2005	11.04.01	65,556	1,593	–	67,149	–	11.04.05
	2006	16.04.99	18,130	440	–	18,570	–	16.04.06
	2006	10.04.02	–	114,274	–	114,274	–	10.04.06
Mr J Gildersleeve	2003	25.04.96	149,904	22,553	172,457	–	294	12.02.03
	2003	11.05.98	83,527	12,566	96,093	–	164	12.02.03
	2004	13.05.97	78,321	11,783	–	90,104	–	13.05.04
	2004	16.04.99	108,323	16,295	–	124,618	–	16.04.04
	2004	08.05.00	65,569	1,593	–	67,162	–	08.05.04
	2004	10.04.02	–	223,934	–	223,934	–	10.04.04
	2005	11.05.98	51,764	7,787	–	59,551	–	11.05.05
	2005	08.05.00	102,825	15,468	–	118,293	–	08.05.05
	2005	11.04.01	93,907	2,282	–	96,189	–	11.04.05
	2006	16.04.99	67,178	1,632	–	68,810	–	16.04.06
	2006	11.04.01	65,732	1,595	–	67,327	–	11.04.06
	2006	10.04.02	–	148,152	–	148,152	–	10.04.06
Mr A T Higginson	2003	11.05.98	18,976	285	19,261	–	50	11.05.02
	2003	11.05.98	30,616	4,604	35,220	–	60	12.02.03
	2003	08.05.00	79,204	1,195	80,399	–	210	11.05.02
	2004	16.04.99	81,526	12,265	–	93,791	–	16.04.04
	2004	08.05.00	50,508	1,226		51,734	–	08.05.04
	2004	10.04.02	–	188,576	–	188,576	–	10.04.04
	2005	11.04.01	76,188	1,851	–	78,039	–	11.04.05
	2006	16.04.99	50,561	1,228	–	51,789	–	16.04.06
	2006	11.04.01	53,330	1,296	–	54,626	–	11.04.06
	2006	10.04.02	–	124,759	–	124,759	–	10.04.06

TABLE 6 Directors' interests in incentive plans continued

Name	Cycle ending	Award date	Number of shares at 23 Feb 2002	Shares awarded	Shares vested	Number of shares at 22 Feb 2003	Value vested £000	Vesting date
Mr T J R Mason	2003	25.04.96	77,713	11,692	89,405	–	152	12.02.03
	2003	11.05.98	60,327	9,072	69,399	–	118	12.02.03
	2004	13.05.97	50,411	7,583	–	57,994	–	13.05.04
	2004	16.04.99	80,385	12,094	–	92,479	–	16.04.04
	2004	08.05.00	50,508	1,226	–	51,734	–	08.05.04
	2004	10.04.02	–	188,576	–	188,576	–	10.04.04
	2005	11.05.98	37,385	5,624	–	43,009	–	11.05.05
	2005	08.05.00	79,204	11,914	–	91,118	–	08.05.05
	2005	11.04.01	76,188	1,851	–	78,039	–	11.04.05
	2006	16.04.99	49,852	1,211	–	51,063	–	16.04.06
	2006	11.04.01	53,330	1,296	–	54,626	–	11.04.06
	2006	10.04.02	–	124,759	–	124,759	–	10.04.06
Mr D T Potts	2004	13.05.97	28,803	4,333	–	33,136	–	13.05.04
	2004	16.04.99	42,007	6,318	–	48,325	–	16.04.04
	2004	08.05.00	38,952	945	–	39,897	–	08.05.04
	2004	10.04.02	–	172,727	–	172,727	–	10.04.04
	2005	11.05.98	24,513	3,687	–	28,200	–	11.05.05
	2005	08.05.00	61,084	9,188	–	70,272	–	08.05.05
	2005	11.04.01	65,556	1,593	–	67,149	–	11.04.05
	2006	16.04.99	24,893	604	–	25,497	–	16.04.06
	2006	11.04.01	45,889	1,112	–	47,001	–	11.04.06
	2006	10.04.02	–	114,274	–	114,274	–	10.04.06

TABLE 7 Disclosable interests of the Directors, including family interests

	22 Feb 2003		23 Feb 2002	
	Ordinary shares	Options to acquire ordinary shares	Ordinary shares	Options to acquire ordinary shares
Mr J A Gardiner	627,805	–	618,464	–
Sir Terry Leahy	3,754,973	3,344,457	1,997,093	4,100,320
Mr D E Reid	2,450,973	3,080,683	1,990,388	2,586,218
Mr R S Ager	1,448,706	1,830,799	1,163,582	1,509,563
Mr P A Clarke	631,795	1,529,709	323,702	1,203,427
Mr J Gildersleeve	1,272,629	2,648,609	1,291,365	2,230,443
Mr A T Higginson	679,897	1,646,967	451,569	1,286,600
Mr T J R Mason	1,087,172	1,961,091	840,590	1,602,780
Mr G F Pimlott	32,529	–	31,851	–
Mr D T Potts	774,912	1,521,509	453,441	1,191,258

Options to acquire ordinary shares shown above comprise options under the executive share option schemes (1984), (1994), (1996) and the savings-related share option scheme (1981) (note 25).

Between 22 February 2003 and 7 April 2003, 1,152 shares were purchased by Executive Directors as part of the Partnership Share Plan (BAYE) operated by the Group.

The ordinary shares include shares held as part of incentive plans shown in table 6.

directors' responsibilities for the preparation of the financial statements

The Directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and the Group as at the end of the financial year and of the profit or loss for the financial year.

The Directors consider that in preparing the financial statements on pages 24 to 53 the company and Group have used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.

The Directors have responsibility for ensuring that the company and Group keep accounting records which disclose, with reasonable accuracy, the financial position of the company and Group and which enable them to ensure that the financial statements comply with the Companies Act 1985.

The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

independent auditors' report to the members of tesco plc

We have audited the financial statements which comprise the Group profit and loss account, the balance sheets, the cash flow statement, the statement of total recognised gains and losses and the related notes which have been prepared under the historical cost convention and the accounting policies set out in the statement of accounting policies. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Directors' remuneration report ('the auditable part').

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS The Directors' responsibilities for preparing the annual report, the Directors' remuneration report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of Directors' responsibilities.

Our responsibility is to audit the financial statements and the auditable part of the Directors' remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Directors' remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Directors' report, the unaudited part of the Directors' remuneration report, the Chairman's statement, the operating and financial review and the corporate governance statement.

We review whether the corporate governance statement reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the company's or Group's corporate governance procedures or its risk and control procedures.

BASIS OF AUDIT OPINION We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Directors' remuneration report. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Directors' remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION In our opinion:

- the financial statements give a true and fair view of the state of affairs of the company and the Group at 22 February 2003 and of the profit and cash flows of the Group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the Directors' remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London 7 April 2003

group profit and loss account

52 weeks ended 22 February 2003

	note	Continuing operations 2003 £m	Acquisitions 2003 £m	2003 £m	2002 £m
Sales at net selling prices	1	28,352	261	28,613	25,654
Turnover including share of joint ventures		26,300	230	26,530	23,804
Less: share of joint ventures' turnover		(193)	–	(193)	(151)
Group turnover excluding value added tax	1/2	26,107	230	26,337	23,653
Operating expenses					
– Normal operating expenses		(24,558)	(219)	(24,777)	(22,273)
– Employee profit-sharing	3	(51)	–	(51)	(48)
– Integration costs		–	(4)	(4)	–
– Goodwill amortisation	11	(10)	(11)	(21)	(10)
Operating profit	1/2	1,488	(4)	1,484	1,322
Share of operating profit of joint ventures and associates		70	–	70	42
Net loss on disposal of fixed assets		(13)	–	(13)	(10)
Profit on ordinary activities before interest and taxation		1,545	(4)	1,541	1,354
Net interest payable	7			(180)	(153)
Profit on ordinary activities before taxation	4			1,361	1,201
Underlying profit before net loss on disposal of fixed assets, integration costs and goodwill amortisation				1,401	1,221
Net loss on disposal of fixed assets				(13)	(10)
Integration costs				(4)	–
Goodwill amortisation				(21)	(10)
Goodwill amortisation in joint ventures and associates				(2)	–
Tax on profit on ordinary activities	8			(415)	(371)
Profit on ordinary activities after taxation				946	830
Minority interests				–	–
Profit for the financial year				946	830
Dividends	9			(443)	(390)
Retained profit for the financial year	24			503	440
				Pence	Pence
Earnings per share	10			13.54	12.05
Adjusted for net loss on disposal of fixed assets after taxation				0.18	0.14
Adjusted for integration costs after taxation				0.06	–
Adjusted for goodwill amortisation				0.32	0.14
Underlying earnings per share[1]	10			14.10	12.33
Diluted earnings per share	10			13.42	11.86
Adjusted for net loss on disposal of fixed assets after taxation				0.18	0.14
Adjusted for integration costs after taxation				0.06	–
Adjusted for goodwill amortisation				0.32	0.14
Underlying diluted earnings per share[1]	10			13.98	12.14
Dividend per share	9			6.20	5.60
Dividend cover (times)				2.25	2.17

Accounting policies and notes forming part of these financial statements are on pages 28 to 53.

[1] Excluding net loss on disposal of fixed assets, integration costs and goodwill amortisation.

statement of total recognised gains and losses

52 weeks ended 22 February 2003

	Group		Company	
	2003 £m	2002 £m	2003 £m	2002 £m
Profit for the financial year	946	830	618	401
Gain on foreign currency net investments	22	12	–	2
Total recognised gains and losses relating to the financial year	968	842	618	403

reconciliation of movements in shareholders' funds

52 weeks ended 22 February 2003

	Group		Company	
	2003 £m	2002 £m	2003 £m	2002 £m
Profit for the financial year	946	830	618	401
Dividends	(443)	(390)	(443)	(390)
	503	440	175	11
Gain on foreign currency net investments	22	12	–	2
New share capital subscribed less expenses	421	45	433	82
Payment of dividends by shares in lieu of cash	40	55	40	55
Net addition to shareholders' funds	986	552	648	150
Opening shareholders' funds	5,530	4,978	2,609	2,459
Closing shareholders' funds	6,516	5,530	3,257	2,609

Accounting policies and notes forming part of these financial statements are on pages 28 to 53.

balance sheets

22 February 2003

			Group			Company	
			2003		2002	2003	2002
	note	£m	£m	£m	£m	£m	£m
Fixed assets							
Intangible assets	11		890		154	–	–
Tangible assets	12		12,828		11,032	–	–
Investments	13		59		69	7,820	6,704
Investments in joint ventures	13						
Share of gross assets		1,708		1,480		–	–
Less: share of gross liabilities		(1,459)		(1,266)		–	–
Goodwill		17		18		–	–
			266		232	158	156
Investments in associates	13		18		16	–	–
			14,061		11,503	7,978	6,860
Current assets							
Stocks	14		1,140		929	–	–
Debtors	15		662		454	1,012	3,060
Investments	16		239		225	–	5
Cash at bank and in hand			399		445	–	–
			2,440		2,053	1,012	3,065
Creditors:							
falling due within one year	17		(5,372)		(4,809)	(1,961)	(4,707)
Net current liabilities			(2,932)		(2,756)	(949)	(1,642)
Total assets less current liabilities			11,129		8,747	7,029	5,218
Creditors:							
falling due after more than one year	18		(4,049)		(2,741)	(3,772)	(2,609)
Provisions for liabilities and charges	21		(521)		(440)	–	–
Net assets			6,559		5,566	3,257	2,609
Capital and reserves							
Called up share capital	23		362		350	362	350
Share premium account	24		2,465		2,004	2,465	2,004
Other reserves	24		40		40	–	–
Profit and loss account	24		3,649		3,136	430	255
Equity shareholders' funds			6,516		5,530	3,257	2,609
Minority interests			43		36	–	–
Total capital employed			6,559		5,566	3,257	2,609

Accounting policies and notes forming part of these financial statements are on pages 28 to 53.

Terry Leahy
Andrew Higginson
Directors

Financial statements approved by the Board on 7 April 2003.

group cash flow statement

52 weeks ended 22 February 2003

	note	2003 £m	2002 £m
Net cash inflow from operating activities	31	2,375	2,038
Dividends from joint ventures and associates			
Income received from joint ventures and associates		11	15
Returns on investments and servicing of finance			
Interest received		37	44
Interest paid		(253)	(232)
Interest element of finance lease rental payments		(2)	(4)
Net cash outflow from returns on investments and servicing of finance		(218)	(192)
Taxation			
Corporation tax paid		(366)	(378)
Capital expenditure and financial investment			
Payments to acquire tangible fixed assets		(2,032)	(1,877)
Receipts from sale of tangible fixed assets		32	42
Purchase of own shares		(52)	(85)
Net cash outflow from capital expenditure and financial investment		(2,052)	(1,920)
Acquisitions and disposals			
Purchase of subsidiary undertakings		(419)	(31)
Net cash at bank and in hand acquired with subsidiaries		33	–
Invested in joint ventures		(43)	(46)
Invested in associates and other investments		(7)	(19)
Net cash outflow from acquisitions and disposals		(436)	(96)
Equity dividends paid		(368)	(297)
Cash outflow before management of liquid resources and financing		(1,054)	(830)
Management of liquid resources			
(Increase)/decrease in short-term deposits		(14)	27
Financing			
Ordinary shares issued for cash		73	82
Increase in other loans		774	916
New finance leases		249	–
Capital element of finance leases repaid		(73)	(24)
Net cash inflow from financing		1,023	974
(Decrease)/increase in cash		(45)	171
Reconciliation of net cash flow to movement in net debt			
(Decrease)/increase in cash		(45)	171
Cash inflow from increase in debt and lease financing		(950)	(892)
Increase/(decrease) in liquid resources		14	(27)
Loans and finance leases acquired with subsidiaries		(172)	–
Amortisation of 4% unsecured deep discount loan stock, RPI and LPI bonds		(8)	(14)
Other non-cash movements		(19)	(12)
Foreign exchange differences		3	18
Increase in net debt		(1,177)	(756)
Opening net debt	32	(3,560)	(2,804)
Closing net debt	32	(4,737)	(3,560)

Accounting policies and notes forming part of these financial statements are on pages 28 to 53.

accounting policies

BASIS OF PREPARATION OF FINANCIAL STATEMENTS
These financial statements have been prepared under the historical cost convention, in accordance with applicable accounting standards and the Companies Act 1985.

As in the prior year, the Group has continued to account for pensions and other post-employment benefits in accordance with SSAP 24 but has complied with the transitional disclosure requirements of FRS 17. These transitional disclosures are presented in note 26.

BASIS OF CONSOLIDATION The Group financial statements consist of the financial statements of the parent company, its subsidiary undertakings and the Group's share of interests in joint ventures and associates. The accounts of the parent company's subsidiary undertakings are prepared to dates around 22 February 2003 apart from Global T.H., Tesco Polska Sp. z o.o., Tesco Stores ČR a.s., Tesco Stores SR a.s., Samsung Tesco Co. Limited, Tesco Malaysia Sdn Bhd, Tesco Taiwan Co. Limited and Ek-Chai Distribution System Co. Ltd which prepared accounts to 31 December 2002. In the opinion of the Directors it is necessary for the above named subsidiaries to prepare accounts to a date earlier than the rest of the Group to enable the timely publication of the Group financial statements.

The Group's interests in joint ventures are accounted for using the gross equity method. The Group's interests in associates are accounted for using the equity method.

TURNOVER Turnover consists of sales through retail outlets and sales of development properties excluding value added tax.

STOCKS Stocks comprise goods held for resale and properties held for, or in the course of, development and are valued at the lower of cost and net realisable value. Stocks in stores are calculated at retail prices and reduced by appropriate margins to the lower of cost and net realisable value.

MONEY MARKET DEPOSITS Money market deposits are stated at cost. All income from these investments is included in the profit and loss account as interest receivable and similar income.

FIXED ASSETS AND DEPRECIATION Fixed assets are carried at cost and include amounts in respect of interest paid on funds specifically related to the financing of assets in the course of construction. Interest is capitalised on a gross basis. Depreciation is provided on a straight-line basis over the anticipated useful economic lives of the assets.

The following rates applied for the Group and are consistent with the prior year:

- Land premia paid in excess of the alternative use value – at 2.5% of cost.
- Freehold and leasehold buildings with greater than 40 years unexpired – at 2.5% of cost.
- Leasehold properties with less than 40 years unexpired are amortised by equal annual instalments over the unexpired period of the lease.
- Plant, equipment, fixtures and fittings and motor vehicles – at rates varying from 10% to 33%.

GOODWILL Goodwill arising from transactions entered into after 1 March 1998 is capitalised and amortised on a straight-line basis over its useful economic life, up to a maximum of 20 years.

All goodwill arising from transactions entered into prior to 1 March 1998 has been written off to reserves.

IMPAIRMENT OF FIXED ASSETS AND GOODWILL Fixed assets and goodwill are subject to review for impairment in accordance with FRS 11, 'Impairment of Fixed Assets and Goodwill'. Any impairment is recognised in the profit and loss account in the year in which it occurs.

LEASING Plant, equipment and fixtures and fittings which are the subject of finance leases are dealt with in the financial statements as tangible fixed assets and equivalent liabilities at what would otherwise have been the cost of outright purchase.

Rentals are apportioned between reductions of the respective liabilities and finance charges, the latter being calculated by reference to the rates of interest implicit in the leases. The finance charges are dealt with under interest payable in the profit and loss account.

Leased assets are depreciated in accordance with the depreciation accounting policy over the anticipated working lives of the assets which generally correspond to the primary rental periods. The cost of operating leases in respect of land and buildings and other assets is expensed as incurred.

DEFERRED TAX Deferred tax is recognised in respect of all timing differences that have originated but not reversed by the balance sheet date and which could give rise to an obligation to pay more or less taxation in the future. Deferred tax assets are recognised to the extent that they are regarded as recoverable. They are regarded as recoverable to the extent that on the basis of all available evidence, it is regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws substantively enacted at the balance sheet date.

PENSIONS The expected cost of pensions in respect of the Group's defined benefit pension schemes is charged to the profit and loss account over the working lifetimes of employees in the schemes. Actuarial surpluses and deficits are spread over the expected remaining working lifetimes of employees.

POST-RETIREMENT BENEFITS OTHER THAN PENSIONS
The cost of providing other post-retirement benefits, which comprise private healthcare, is charged to the profit and loss account so as to spread the cost over the service lives of relevant employees in accordance with the advice of qualified actuaries. Actuarial surpluses and deficits are spread over the expected remaining working lifetimes of relevant employees.

FOREIGN CURRENCIES Assets and liabilities in foreign currencies are translated into sterling at the financial year end exchange rates. Profits and losses of overseas subsidiaries are translated into sterling at average rates of exchange. Gains and losses arising on the translation of the net assets of overseas subsidiaries, less exchange differences arising on matched foreign currency borrowings, are taken to reserves and disclosed in the statement of total recognised gains and losses. Gains and losses on instruments used for hedging are recognised in the profit and loss account when the exposure that is being hedged is itself recognised.

FINANCIAL INSTRUMENTS Derivative instruments utilised by the Group are interest rate swaps and caps, forward start interest rate swaps, cross currency swaps, forward rate agreements and forward exchange contracts and options. Termination payments made or received in respect of derivatives are spread over the life of the underlying exposure in cases where the underlying exposure continues to exist. Where the underlying exposure ceases to exist, any termination payments are taken to the profit and loss account.

Interest differentials on derivative instruments are recognised by adjusting net interest payable. Premia or discounts on derivative instruments are amortised over the shorter of the life of the instrument or the underlying exposure.

Currency swap agreements and forward exchange contracts are valued at closing rates of exchange. Resulting gains or losses are offset against foreign exchange gains or losses on the related borrowings or, where the instrument is used to hedge a committed future transaction, are deferred until the transaction occurs or is extinguished.

NOTE 1 Segmental analysis of sales, turnover, profit and net assets

The Group's operations of retailing and associated activities and property development are carried out in the UK, Republic of Ireland, France, Hungary, Poland, Czech Republic, Slovakia, Thailand, South Korea, Taiwan and Malaysia. The results for Thailand, South Korea, Taiwan, Malaysia and continental European operations are for the year ended 31 December 2002.

				2003				2002
	Sales including VAT £m	Turnover excluding VAT £m	Operating profit £m	Net operating assets £m	Sales including VAT £m	Turnover excluding VAT £m	Operating profit £m	Net operating assets £m
Continuing operations								
UK	23,407	21,615	1,297	8,445	21,685	20,052	1,213	7,131
Rest of Europe	3,032	2,689	141	1,658	2,475	2,203	90	1,079
Asia	2,174	2,033	71	1,193	1,494	1,398	29	916
	28,613	26,337	1,509		25,654	23,653	1,332	
Integration – Rest of Europe			(4)				-	
Goodwill amortisation			(21)				(10)	
Operating profit			1,484				1,322	
Share of operating profit from joint ventures and associates			70				42	
Net loss on disposal of fixed assets			(13)				(10)	
Net interest payable			(180)				(153)	
Profit on ordinary activities before taxation			1,361				1,201	
Operating margin (prior to goodwill amortisation and integration costs)			5.7%				5.6%	
				11,296				9,126
Net debt (note 19)				(4,737)				(3,560)
Net assets				6,559				5,566

Inter-segmental turnover between the geographical areas of business is not material. Turnover is disclosed by origin. There is no material difference in turnover by destination.

The Group's share of turnover in the joint ventures which is not included in the numbers above is £193m (2002 – £151m).

NOTE 2 Analysis of operating profit

	2003 £m	2002 £m
Turnover excluding VAT	26,337	23,653
Cost of sales	(24,340)	(21,866)
Gross profit	1,997	1,787
Administration expenses	(513)	(465)
Operating profit	1,484	1,322

Cost of sales includes distribution costs and store operating costs. Goodwill amortisation, integration costs and employee profit-sharing are included within administration expenses.

NOTE 3 Employee profit-sharing

This represents the amount allocated to the trustees of the profit-sharing scheme and is based on the UK profit after interest, before net loss on disposal of fixed assets and taxation.

NOTE 4 Profit on ordinary activities before taxation

	2003 £m	2002 £m
Profit on ordinary activities is stated after charging the following:		
Depreciation of tangible fixed assets:		
– owned assets	542	498
– under finance leases	39	26
Goodwill amortisation	23	10
Operating lease costs (a)	172	170
Auditors' remuneration (b)	1	1
Employment costs (note 5)	2,653	2,336

(a) Operating lease costs include £39m for hire of plant and machinery (2002 – £33m).

(b) Auditors' remuneration for audit services amounted to £0.9m (2002 – £0.8m) and includes £0.1m (2002 – £0.1m) for the company. The auditors also received £1.8m (2002 – £1.2m) in respect of non-audit services of which £1.0m (2002 – £0.4m) related to overseas operations. The breakdown by category was £0.7m relating to accounting and taxation advice and £1.1m relating to acquisition advice.

NOTE 5 Employment costs

	2003 £m	2002 £m
Employment costs during the year		
Wages and salaries	2,385	2,103
Social security costs	146	129
Other pension costs (note 26)	122	104
	2,653	2,336

Number of persons employed

The average number of employees per week during the year was: UK 203,766 (2002 – 187,393), Rest of Europe 42,280 (2002 – 38,108), Asia 24,754 (2002 – 21,873) and the average number of full-time equivalents was: UK 133,051 (2002 – 121,272), Rest of Europe 35,372 (2002 – 32,856) and Asia 19,759 (2002 – 17,666).

NOTE 6 Directors' emoluments and interests

Details of Directors' emoluments and interests are given in the report of the Directors on remuneration on pages 12 to 21.

notes to the financial statements continued

NOTE 7 Net interest payable

	2003 £m	2003 £m	2002 £m	2002 £m
Interest receivable and similar income on money market investments and deposits		65		66
Less interest payable on:				
Short-term bank loans and overdrafts repayable within five years	(104)		(101)	
Finance charges payable on finance leases	(5)		(4)	
4% unsecured deep discount loan stock 2006 (a)	(10)		(9)	
4% RPI bonds 2016 (b)	(12)		(15)	
3.322% LPI bonds 2025 (c)	(10)		(4)	
10⅜% bonds 2002	–		(19)	
8¾% bonds 2003	(17)		(17)	
6% bonds 2006	(9)		(8)	
7½% bonds 2007	(24)		(24)	
6% bonds 2008	(15)		(9)	
5⅛% bonds 2009	(18)		(18)	
6⅝% bonds 2010	(10)		(10)	
6% bonds 2029	(12)		(12)	
0.7% Yen bonds 2006 (d)	(13)		(8)	
5¼% Euro bonds 2008	(13)		–	
4¾% Euro bonds 2010	(4)		–	
5½% bonds 2033	(2)		–	
5½% bonds 2019	(4)		–	
Other bonds (d)	(7)		(7)	
Interest capitalised	62		63	
Share of interest of joint ventures and associates	(18)		(17)	
		(245)		(219)
		(180)		(153)

(a) Interest payable on the 4% unsecured deep discount loan stock 2006 includes £5m (2002 – £5m) of discount amortisation.
(b) Interest payable on the RPI bonds includes £2m (2002 – £7m) of RPI related amortisation.
(c) Interest payable on the LPI bonds 2025 includes £1m (2002 – £2m) of RPI related amortisation.
(d) 2002 comparative has been separated out in line with detailed disclosure this year.

NOTE 8 Taxation

(a) Analysis of charge in year	2003 £m	2002 £m
Current tax:		
UK corporation tax at 30.0% (2002 – 30.0%)	382	348
Prior year items	(56)	(29)
Overseas taxation	8	8
Share of joint ventures and associates	19	9
	353	336
Deferred tax: (note 21)		
Origination and reversal of timing differences (i)	54	35
Prior year items	10	–
Share of joint ventures and associates	(2)	–
	62	35
Tax on profit on ordinary activities	415	371

(i) The total charge for the year of £54m includes a £2m (2002 – £3m) debit to fixed assets.

NOTE 8 Taxation continued

(b) Factors affecting the tax charge for the year

The effective rate of corporation tax for the year of 25.9% (2002 – 28.0%) is lower than the standard rate of corporation tax in the UK of 30.0%. The differences are explained below:

	2003 %	2002 %
Standard rate of corporation tax	30.0	30.0
Effects of:		
Expenses not deductible for tax purposes (primarily goodwill amortisation and non-qualifying depreciation)	3.9	3.4
Capital allowances for the year in excess of depreciation on qualifying assets	(3.3)	(2.8)
Differences in overseas taxation rates	(0.8)	(0.4)
Losses on property disposals not available for current tax relief	–	0.3
Prior year items	(4.4)	(2.4)
Other items	0.5	(0.1)
Effective rate of corporation tax for the year	25.9	28.0

(c) Factors that may affect future tax charges

Deferred tax assets of £16m in respect of tax losses carried forward have not been recognised due to insufficient certainty over their recoverability.

NOTE 9 Dividends

	2003 Pence/share	2002 Pence/share	2003 £m	2002 £m
Declared interim	1.87	1.67	131	115
Proposed final	4.33	3.93	312	275
	6.20	5.60	443	390

NOTE 10 Earnings per share and diluted earnings per share

Earnings per share and diluted earnings per share have been calculated in accordance with FRS 14, 'Earnings per Share'. The standard requires that earnings should be based on the net profit attributable to ordinary shareholders. The calculation for earnings, including and excluding net loss on disposal of fixed assets, integration costs and goodwill amortisation, is based on the profit for the financial year of £946m (2002 – £830m).

For the purposes of calculating earnings per share, the number of shares is the weighted average number of ordinary shares in issue during the year of 6,989 million (2002 – 6,887 million).

The calculation for diluted earnings per share uses the weighted average number of ordinary shares in issue adjusted by the effects of all dilutive potential ordinary shares. The dilution effect is calculated on the full exercise of all ordinary share options granted by the Group, including performance-based options which the Group considers to have been earned. The calculation compares the difference between the exercise price of exercisable ordinary share options, weighted for the period over which they were outstanding, with the average daily mid-market closing price over the period.

	2003 million	2002 million
Weighted average number of dilutive share options	62	114
Weighted average number of shares in issue in the period	6,989	6,887
Total number of shares for calculating diluted earnings per share	7,051	7,001

NOTE 11 Intangible fixed assets

	Goodwill £m
Cost	
At 23 February 2002	184
Additions at cost (a)	757
At 22 February 2003	941
Amortisation	
At 23 February 2002	30
Charge for the period	21
At 22 February 2003	51
Net carrying value	
At 22 February 2003	890
At 23 February 2002	154

(a) Goodwill arising from investments in subsidiaries in the year has been capitalised and amortised over 20 years in accordance with the provisions of FRS 10, 'Goodwill and Intangible Assets'.

Goodwill arising from investments in joint ventures and associates has been capitalised and amortised over 20 years in accordance with the provisions of FRS 9, 'Associates and Joint Ventures' and FRS 10, 'Goodwill and Intangible Assets' and is included in fixed asset investment additions (note 13).

NOTE 12 Tangible fixed assets

	Land and buildings £m	Plant, equipment, fixtures and fittings and motor vehicles £m	Total £m
Cost			
At 23 February 2002	10,849	3,661	14,510
Currency translation	42	17	59
Additions at cost (a)	1,562	572	2,134
	12,453	4,250	16,703
Acquisitions	116	111	227
Disposals	(76)	(229)	(305)
At 22 February 2003	12,493	4,132	16,625
Depreciation			
At 23 February 2002	1,365	2,113	3,478
Currency translation	4	10	14
Charge for period	225	356	581
	1,594	2,479	4,073
Disposals	(56)	(220)	(276)
At 22 February 2003	1,538	2,259	3,797
Net book value (b) (c)			
At 22 February 2003	10,955	1,873	12,828
At 23 February 2002	9,484	1,548	11,032
Capital work in progress included above (d)			
At 22 February 2003	553	128	681
At 23 February 2002	348	73	421

NOTE 12 Tangible fixed assets continued

(a) Includes £62m in respect of interest capitalised principally relating to land and building assets. The capitalisation rate used to determine the amount of finance costs capitalised during the period was 6.5%.

(b) Net book value includes capitalised interest at 22 February 2003 of £463m (2002 – £406m).

Plant, equipment, fixtures and fittings and motor vehicles subject to finance leases included in net book value are:

	Cost £m	Depreciation £m	Net book value £m
At 23 February 2002	352	288	64
Movement in the period	388	181	207
At 22 February 2003	740	469	271

(c) The net book value of land and buildings comprises:

	2003 £m	2002 £m
Freehold	9,992	8,492
Long leasehold – 50 years or more	493	505
Short leasehold – less than 50 years	470	487
At 22 February 2003	10,955	9,484

(d) Capital work in progress does not include land.

NOTE 13 Fixed asset investments

	Group						Company
	Joint ventures (b) £m	Associates (c) £m	Own shares (d) £m	Other investments £m	Share in Group undertakings (a) £m	Loans to Group undertakings £m	Joint ventures (b) £m
At 23 February 2002	232	16	64	5	3,280	3,424	156
Additions	4	7	42	1	1,225	518	2
Share of profit/(loss) of joint ventures and associates	44	(4)	–	–	–	–	–
Goodwill amortisation	(1)	(1)	–	–	–	–	–
Income received from joint ventures and associates	(11)	–	–	–	–	–	–
Disposals	(2)	–	(53)	–	–	(627)	–
At 22 February 2003	266	18	53	6	4,505	3,315	158

notes to the financial statements continued

NOTE 13 Fixed asset investments continued

(a) The company's principal operating subsidiary undertakings are:

	Business	Share of equity capital	Country of incorporation
Tesco Stores Limited	Retail	100%	Registered in England
Tesco Property Holdings Limited	Property Investment	100%	Registered in England
Tesco Insurance Limited	Insurance	100%	Guernsey
Tesco Distribution Limited	Distribution	100%	Registered in England
Spen Hill Properties Limited	Property Development	100%	Registered in England
Tesco Ireland Limited	Retail	100%	Republic of Ireland
Global T.H.	Retail	99%	Hungary
Tesco Polska Sp. z o.o.	Retail	100%	Poland
Tesco Stores ČR a.s.	Retail	100%	Czech Republic
Tesco Stores SR a.s.	Retail	100%	Slovakia
Samsung Tesco Co. Limited	Retail	89%	South Korea
Ek-Chai Distribution System Co. Ltd	Retail	99%	Thailand
Tesco Taiwan Co. Limited	Retail	100%	Taiwan, Republic of China
Tesco Stores Malaysia Sdn Bhd	Retail	70%	Malaysia
Tesco Stores Hong Kong Limited	Purchasing	100%	Hong Kong

All principal operating subsidiary undertakings, none of which are owned directly by Tesco PLC, operate in their country of incorporation.

(b) The Group's principal joint ventures are:

	Business	Share of issued share capital, loan capital and debt securities	Country of incorporation and principal country of operation
Shopping Centres Limited	Property Investment	50%	Registered in England
BLT Properties Limited	Property Investment	50%	Registered in England
Tesco BL Holdings Limited	Property Investment	50%	Registered in England
Tesco British Land Property Partnership	Property Investment	50%	Registered in England
Tesco Personal Finance Group Limited	Personal Finance	50%	Registered in Scotland
Tesco Home Shopping Limited	Mail Order Retail	60%	Registered in England
iVillage UK Limited	Internet	50%*	Registered in England
dunnhumby Limited	Data Analysts	53%	Registered in England
Nutri Centres Limited	Complementary Medicines	50%	Registered in England
Taiwan Charn Yang Developments Limited	Property Investment	50%	Taiwan, Republic of China
Retail Property Company Limited	Property Investment	50%	Thailand
Tesco Card Services Limited	Personal Finance	50%	Thailand

The accounting periods of the joint ventures consolidated in these financial statements, range from 31 December 2002 to 28 February 2003.
* On 17 March 2003, the company acquired the remaining 50% of equity capital, taking the holding to 100%.

	2003 £m	2002 £m
The net borrowings of the joint ventures, as at 22 February 2003, were as follows:		
Cash and deposits	372	301
Borrowings falling due within one year	(142)	(46)
Other loans	(588)	(616)
	(358)	(361)

There is no recourse to Group companies in respect of the borrowings of the joint ventures, apart from £12m (2002 – £12m) which has been guaranteed by Tesco PLC (note 29).

NOTE 13 Fixed asset investments continued

(c) The Group's principal associate is:

	Business	Share of issued share capital, loan capital and debt securities	Country of incorporation and principal country of operation
GroceryWorks Holdings Inc.	Internet Retailer	35%	United States of America

The net assets and goodwill of associates are:

	2003 £m	2002 £m
Net assets	3	2
Goodwill	15	14
	18	16

(d) The investment in own shares represents 32 million 5p ordinary shares in Tesco PLC (0.4% of called up share capital at 22 February 2003) with a weighted average value of £1.65 each. These shares are held by a qualifying employee share ownership trust (QUEST) in order to satisfy options under savings-related share option schemes which become exercisable over the next few years. The carrying value of £53m (market value £53m) represents the exercise amount receivable in respect of these shares subscribed for by the QUEST at market value. Funding is provided to the QUEST by Tesco Stores Limited, the company's principal operating subsidiary. The QUEST has waived its right to dividends on these shares.

NOTE 14 Stocks

	Group		Company	
	2003 £m	2002 £m	2003 £m	2002 £m
Goods held for resale	1,122	908	–	–
Development property	18	21	–	–
	1,140	929	–	–

Property disposed of included nil (2002 – nil) of interest capitalised. Accumulated capitalised interest at 22 February 2003 was £5m (2002 – £5m).

NOTE 15 Debtors

	Group		Company	
	2003 £m	2002 £m	2003 £m	2002 £m
Amounts owed by Group undertakings	–	–	776	2,821
Prepayments and accrued income	48	47	5	33
Other debtors	507	339	128	145
Amounts owed by undertakings in which Group companies have a participating interest	107	68	103	61
	662	454	1,012	3,060

All amounts owed by undertakings in which Group companies have a participating interest are due after more than one year. Included in other debtors are amounts of £17m (2002 – £13m) due after more than one year.

NOTE 16 Investments

	Group		Company	
	2003 £m	2002 £m	2003 £m	2002 £m
Money market deposits	239	225	–	5

notes to the financial statements continued

NOTE 17 Creditors falling due within one year

	Group		Company	
	2003 £m	2002 £m	2003 £m	2002 £m
Bank loans and overdrafts (a)	1,286	1,474	1,162	1,890
Trade creditors	2,196	1,830	–	–
Amounts owed to Group undertakings	–	–	351	2,455
Corporation tax	230	259	5	5
Other taxation and social security	170	52	–	–
Other creditors	853	732	20	18
Accruals and deferred income (b)	263	164	105	56
Finance leases (note 22)	55	15	–	–
Dividends	319	283	318	283
	5,372	4,809	1,961	4,707

(a) Bank deposits in subsidiary undertakings of £299m (2002 – £1,636m) have been offset against borrowings in the parent company under a legal right of set-off.

(b) A gain of £45m, realised in a prior year, on terminated interest rate swaps is being spread over the life of replacement swaps entered into at the same time for similar periods. Accruals and deferred income includes £nil (2002 – £2m) attributable to these realised gains.

NOTE 18 Creditors falling due after more than one year

	Group		Company	
	2003 £m	2002 £m	2003 £m	2002 £m
4% unsecured deep discount loan stock 2006 (a)	104	99	104	99
Finance leases (note 22)	171	14	–	–
6% bonds 2006 (b)	150	150	150	150
0.7% 50bn Yen bonds 2006 (j)	285	285	285	285
7½% bonds 2007 (c)	325	325	325	325
6% bonds 2008 (d)	250	250	250	250
5¼% 500m Euro bonds 2008 (j)	308	–	308	–
5⅛% bonds 2009 (e)	350	350	350	350
6⅝% bonds 2010 (f)	150	150	150	150
4¾% 750m Euro bonds 2010 (j)	477	–	477	–
4% RPI bonds 2016 (g)	212	210	212	210
5½% bonds 2019 (j)	350	–	350	–
3.322% LPI bonds 2025 (h)	215	162	215	162
6% bonds 2029 (i)	200	200	200	200
5½% bonds 2033 (j)	200	–	200	–
Other bonds (j)	197	191	196	191
Other loans (k)	90	355	–	237
	4,034	2,741	3,772	2,609
Other creditors	15	–	–	–
	4,049	2,741	3,772	2,609

NOTE 18 Creditors falling due after more than one year continued

(a) The 4% unsecured deep discount loan stock is redeemable at a par value of £125m in 2006.
(b) The 6% bonds are redeemable at par value of £150m in 2006.
(c) The 7½% bonds are redeemable at a par value of £325m in 2007.
(d) The 6% bonds are redeemable at a par value of £250m in 2008.
(e) The 5⅛% bonds are redeemable at a par value of £350m in 2009.
(f) The 6⅝% bonds are redeemable at a par value of £150m in 2010.
(g) The 4% RPI bonds are redeemable at a par value of £212m, indexed for increases in the RPI over the life of the bond, in 2016.
(h) The 3.322% LPI bonds are redeemable at a par value of £215m, indexed for increases in the RPI over the life of the bond, in 2025. The maximum indexation of the principal in any one year is 5%, with a minimum of 0%. The principal was increased by £51m in December 2002.
(i) The 6% bonds are redeemable at a par value of £200m in 2029.
(j) These bonds are of various maturities and include foreign currency and sterling denominated notes swapped into floating rate sterling. The 50bn Yen 2006 issue is consistent with the prior year but has been shown separately on the face of the note.
(k) Various bank loans maturing 2005.

NOTE 19 Net debt

		Group		Company	
		2003 £m	2002 £m	2003 £m	2002 £m
Due within one year:	Bank and other loans	1,286	1,474	1,162	1,890
	Finance leases	55	15	–	–
Due within one to two years:	Bank and other loans	30	15	30	15
	Finance leases	55	9	–	–
Due within two to five years:	Bank and other loans	1,115	1,059	1,024	941
	Finance leases	116	5	–	–
Due otherwise than by instalments after five years:	Bank and other loans	2,718	1,653	2,718	1,653
Gross debt		5,375	4,230	4,934	4,499
Less: Cash at bank and in hand		399	445	–	–
Money market investments and deposits		239	225	–	5
Net debt		4,737	3,560	4,934	4,494

notes to the financial statements continued

NOTE 20 Financial instruments

An explanation of the objectives and policies for holding and issuing financial instruments is set out in the operating and financial review on pages 2 to 5. Other than where these items have been included in the currency risk disclosures, short-term debtors and creditors have been excluded from the following analysis.

Analysis of interest rate exposure and currency of financial liabilities

The interest rate exposure and currency profile of the financial liabilities of the Group at 22 February 2003, after taking into account the effect of interest rate and currency swaps, were:

	2003			2002		
	Floating rate liabilities £m	Fixed rate liabilities £m	Total £m	Floating rate liabilities £m	Fixed rate liabilities £m	Total £m
Currency						
Sterling	1,145	2,476	3,621	1,358	1,508	2,866
Euro	361	23	384	116	147	263
Thai Baht	447	–	447	394	–	394
Korean Won	404	–	404	388	–	388
Other	432	87	519	319	–	319
Gross Liabilities	2,789	2,586	5,375	2,575	1,655	4,230

	Fixed rate financial liabilities			
	2003		2002	
	Weighted average interest rate 22 Feb 2003 %	Weighted average time for which rate is fixed Years	Weighted average interest rate 23 Feb 2002 %	Weighted average time for which rate is fixed Years
Currency				
Sterling	5.8	7	6.4	9
Euro	5.4	3	5.7	2
Czech Krona	3.7	5	–	–
Taiwanese Dollar	4.5	2	–	–
Weighted average	5.8	7	6.4	9

Floating rate liabilities bear interest at rates based on relevant national LIBOR equivalents. The interest rate profile of the Group has been further managed by the purchase of interest rate collars with an aggregate notional principal of £135m (2002 – nil). The interest rate caps with an aggregate notional principal of £100m, as at the prior year end, have matured during the year. The average strike price of the interest rate caps purchased is 6.76%, while the average strike price of the interest rate floors sold is 2.98%. The average maturity of the collars is four and a half years. The current value of these contracts, if realised, is a loss of £2.3m (2002 – nil). Retail Price Index funding of £212m (2002 – £210m), maturing 2016, is outstanding and has been classified as fixed rate debt. The interest rate payable on this debt is 4% and the principal is linked to the Retail Price Index. An additional tranche of Limited Price Index funding, maturing 2025, has been issued during the year bringing the total to £215m (2002 – £162m) and has been classified as fixed debt. The interest rate payable on this debt is 3.322% and the principal is linked to the Retail Price Index. The maximum indexation of the principal in any one year is 5.0% and the minimum is 0.0%.

Analysis of interest rate exposure and currency of financial assets

The interest rate exposure and currency profile of the financial assets of the Group at 22 February 2003 were:

				2003				2002
	Cash at bank and in hand £m	Short-term deposits £m	Other £m	Total £m	Cash at bank and in hand £m	Short-term deposits £m	Other £m	Total £m
Sterling	213	55	109	377	151	50	68	269
Other	186	184	–	370	294	175	–	469
Total *financial* assets	399	239	109	747	445	225	68	738

Other financial assets are in respect of amounts owed by undertakings in which the company has a participating interest, which *attract a rate of interest of 5.0% (2002 – 5.0%). Surplus funds are invested in accordance with approved limits on security and* liquidity and bear rates of interest based on relevant LIBOR equivalents. Cash at bank and in hand includes non-interest bearing cash and cash in transit.

Borrowing facilities

The Group has the following undrawn committed facilities available at 22 February 2003 in respect of which all conditions precedent had been met at that date:

	2003 £m	2002 £m
Expiring within one year	75	–
Expiring between one and two years	756	733
Expiring in more than two years	552	303
	1,383	1,036

The facilities expiring within one year are annual facilities subject to review at various dates during the year ended 28 February 2004. All facilities incur commitment fees at market rates and would provide funding at floating rates.

Currency exposures

Within the Group, the principal differences on exchange arising, which are taken to the profit and loss account, relate to purchases made by Group companies in currencies other than their reporting currencies. After taking account of forward currency purchases used to hedge these transactions, there were no significant balances on these exposures at year end. Also, rolling hedges of up to 18 months duration are maintained against the value of investments in, and long-term intercompany loans to, overseas subsidiaries and, to the extent permitted in SSAP 20, differences on exchange are taken to the statement of total recognised gains and losses.

Fair values of financial assets and financial liabilities

		2003		2002
	Book value £m	Fair value £m	Book value £m	Fair value £m
Primary financial instruments held or issued to finance the Group's operations:				
Short-term borrowings	(1,341)	(1,341)	(1,489)	(1,496)
Long-term borrowings	(4,034)	(4,279)	(2,741)	(2,804)
Short-term deposits	239	239	225	225
Cash at bank and in hand	399	399	445	445
Derivative financial instruments held to manage the interest rate and currency profile:				
Interest rate swaps and similar instruments	–	94	–	(18)
Forward foreign currency contracts	–	*1*	–	1
Swap profit crystallisation	–	–	(2)	(2)
	(4,737)	(4,887)	(3,562)	(3,649)

notes to the financial statements continued

NOTE 20 Financial instruments continued

Other significant financial instruments outstanding at the year end are £240m (2002 – £247m) nominal value forward foreign exchange contracts hedging the cost of foreign currency denominated purchases. On a mark-to-market basis, these contracts show a gain of £1m (2002 – £1m). The fair values of interest rate swaps, forward foreign exchange contracts and long-term sterling denominated fixed rate debt have been determined by reference to prices available from the markets on which the instruments are traded. The fair values of all other items have been calculated by discounting expected future cash flows at prevailing interest rates.

Hedges

As explained in the operating and financial review on pages 2 to 5, the Group hedges exposures to interest rate and currency risk. The table below shows the amount of such gains and losses which have been included in the profit and loss account for the year and those gains and losses which are expected to be included in next year's or later profit and loss accounts.

All the gains and losses on the hedging instruments are expected to be matched by losses and gains on the hedged transactions or positions.

Unrecognised gains and losses on instruments used for hedging and those recognised in the year ended 22 February 2003 are as follows:

	Unrecognised		Total net	Deferred		Total net
	Gains £m	Losses £m	gains/(losses) £m	Gains £m	Losses £m	gains/(losses) £m
At 23 February 2002	69	(86)	(17)	2	–	2
Arising in previous years and recognised in the year ended 22 February 2003	(17)	18	1	(2)	–	(2)
Arising in the period to be recognised in future years	170	(59)	111	–	–	–
At 22 February 2003	222	(127)	95	–	–	–
Expected to be recognised in the year ended 28 February 2004	33	(18)	15	–	–	–

NOTE 21 Provisions for liabilities and charges

	Property Provisions £m	Deferred taxation £m	Total £m
At 23 February 2002	–	440	440
Currency retranslation	–	2	2
Acquisition of group companies	16	(3)	13
Amount charged in year	–	66	66
At 22 February 2003	16	505	521

Property provisions comprise future rents payable net of rents receivable on onerous and vacant property leases, provisions for terminal dilapidations and provisions for future rents above market value on unprofitable stores. The majority of the provision is expected to be utilised over the period to 2017.

	Amount provided 2003 £m	2002 £m
Deferred taxation		
Excess capital allowances over depreciation	526	432
Other timing differences	(14)	8
Losses carried forward	(7)	–
	505	440

NOTE 22 Leasing commitments

Finance leases

	£m
The future minimum finance lease payments to which the Group was committed at 22 February 2003 and which have been guaranteed by Tesco PLC are:	
Gross rental obligations	271
Less: finance charges allocated to future periods	(45)
	226

	2003 £m	2002 £m
Net amounts payable are:		
Within one year	55	15
Between two and five years	171	14
	226	29

Operating leases

	Land and buildings		Other	
	2003 £m	2002 £m	2003 £m	2002 £m
Group commitments during the 53 weeks to 28 February 2004, in terms of lease agreements expiring, are as follows:				
Within one year	3	2	1	3
Between two and five years	10	2	31	29
After five years	143	117	8	7
	156	121	40	39

NOTE 23 Called up share capital

	Ordinary shares of 5p each	
	Number	£m
Authorised at 23 February 2002	9,200,000,000	460
Authorised during the year	432,000,000	22
Authorised at 22 February 2003	9,632,000,000	482
Allotted, issued and fully paid:		
Issued at 23 February 2002	6,994,279,711	350
Issued in connection with the acquisition of T&S Stores PLC	181,740,204	9
Scrip dividend election	16,796,776	1
Share options	44,792,492	2
Issued at 22 February 2003	7,237,609,183	362

During the financial year, 181.7 million shares were issued in connection with the acquisition of T&S Stores PLC (see note 33). In addition, 61.6 million shares were issued during the year for an aggregate consideration of £110m, which comprised £40m for scrip dividend and £70m for share options.

Between 22 February 2003 and 7 April 2003, options on 1,970,346 ordinary shares and 223,500 ordinary shares have been exercised under the terms of the savings-related share option scheme (1981) and the executive share option schemes (1984, 1994 and 1996) respectively.

As at 22 February 2003 the Directors were authorised to purchase up to a maximum in aggregate of 700 million ordinary shares.

notes to the financial statements continued

NOTE 24 Reserves

	Group		Company	
	2003 £m	2002 £m	2003 £m	2002 £m
Share premium account				
At 23 February 2002	2,004	1,870	2,004	1,870
Premium on issue of shares less costs	422	80	422	80
Scrip dividend election	39	54	39	54
At 22 February 2003	2,465	2,004	2,465	2,004
Other reserves				
At 22 February 2003 and 23 February 2002	40	40	–	–
Profit and loss account				
At 23 February 2002	3,136	2,721	255	242
Gain on foreign currency net investments	22	12	–	2
Issue of shares	(12)	(37)	–	–
Retained profit for the financial year	503	440	175	11
At 22 February 2003	3,649	3,136	430	255

Other reserves comprise a merger reserve arising on the acquisition of Hillards plc in 1987.

In accordance with section 230 of the Companies Act 1985 a profit and loss account for Tesco PLC, whose result for the year is shown above, has not been presented in these financial statements.

The cumulative goodwill written off against the reserves of the Group as at 22 February 2003 amounted to £718m (2002 – £718m). During the year, the qualifying employee share ownership trust (QUEST) subscribed for 41 million (2002 – 51 million) shares from the company. The amount of £12m (2002 – £37m) shown above represents contributions to the QUEST from subsidiary undertakings.

NOTE 25 Share options

Company schemes

The company had six principal share option schemes in operation during the year:

i The savings-related share option scheme (1981) permits the grant to employees of options in respect of ordinary shares linked to a building society/bank save-as-you-earn contract for a term of three or five years with contributions from employees of an amount between £5 and £250 per four-weekly period. Options are capable of being exercised at the end of the three and five-year period at a subscription price not less than 80% of the middle-market quotation of an ordinary share immediately prior to the date of grant.

ii The Irish savings-related share option scheme (2000) permits the grant to Irish employees of options in respect of ordinary shares linked to a building society/bank save-as-you-earn contract for a term of three or five years with contributions from employees of an amount between €12 and €320 per four-weekly period. Options are capable of being exercised at the end of the three and five-year period at a subscription price not less than 75% of the middle-market quotation of an ordinary share immediately prior to the date of grant.

iii The executive share option scheme (1984) permitted the grant of options in respect of ordinary shares to selected executives. The scheme expired after ten years on 9 November 1994. Options were generally exercisable between three and ten years from the date of grant at a subscription price determined by the Board but not less than the middle-market quotation within the period of 30 days prior to the date of grant. Some options have been granted at a discount of 15% of the standard option price but the option holder may take advantage of that discount only if, in accordance with investor protection ABI guidelines, certain targets related to earnings per share are achieved.

iv The executive share option scheme (1994) was adopted on 17 October 1994. The principal difference between this scheme and the previous scheme is that the exercise of options will normally be conditional upon the achievement of a specified performance target related to the annual percentage growth in earnings per share over any three-year period. There will be no discounted options granted under this scheme.

v The unapproved executive share option scheme (1996) was adopted on 7 June 1996. This scheme was introduced following legislative changes which limited the number of options which could be granted under the previous scheme. As with the previous scheme, the exercise of options will normally be conditional upon the achievement of a specified performance target related to the annual percentage growth in earnings per share over any three-year period. There will be no discounted options granted under this scheme.

vi The international executive share option scheme was adopted on 20 May 1994. This scheme permits the grant to selected non-UK executives of options to acquire ordinary shares on substantially the same basis as their UK counterparts. Options are normally exercisable between three and ten years from their grant at a price of not less than the average of the middle-market quotations for the ordinary shares for the three dealing days immediately preceding their grant and will normally be conditional on the achievement of a specified performance target determined by the Remuneration Committee when the options are granted. There will be no discounted options granted under this scheme.

The company has granted outstanding options in connection with the six schemes as follows:

Savings-related share option scheme (1981) Date of grant	Number of executives and employees	Shares under option 22 Feb 2003	Subscription price (pence)
31 October 1996	7	19,944	83.0
30 October 1997	1,263	2,348,730	121.7
29 October 1998	15,233	29,129,809	136.0
28 October 1999	18,677	21,942,961	151.0
26 October 2000	54,115	39,329,167	198.0
8 November 2001	57,489	43,425,170	198.0
8 November 2002	63,366	61,702,691	159.0

Irish savings-related share option scheme (2000) Date of grant	Number of executives and employees	Shares under option 22 Feb 2003	Subscription price (pence)
2 June 2000	1,744	1,766,497	163.0
26 October 2000	774	586,659	198.0
8 November 2001	711	598,231	198.0
8 November 2002	1,233	1,261,577	159.0

Tesco PLC has taken advantage of the exemptions applicable to Inland Revenue-approved SAYE share option schemes and equivalent overseas schemes under Urgent Issues Task Force Abstract 17 (revised 2000), 'Employee Share Schemes'.

notes to the financial statements continued

NOTE 25 Share options continued

Executive share option scheme (1984) Date of grant	Number of executives	Shares under option 22 Feb 2003	Subscription price (pence)
10 June 1994	27	539,127	70.0
29 September 1994	2	42,000	77.3

Executive share option scheme (1994) Date of grant	Number of executives	Shares under option 22 Feb 2003	Subscription price (pence)
27 April 1995	3	210,102	90.3
13 October 1995	78	1,980,601	104.0
26 June 2000	1,300	11,070,677	205.0
26 April 2001	1,260	7,961,498	247.0
15 April 2002	681	4,017,042	259.0

Executive share option scheme (1996) Date of grant	Number of executives	Shares under option 22 Feb 2003	Subscription price (pence)
3 July 1996	4	888,903	98.3
23 September 1996	112	3,044,016	99.7
17 April 1997	236	4,182,370	117.7
7 October 1997	12	2,273,700	151.7
21 May 1998	594	10,732,277	176.7
30 September 1998	23	1,132,706	164.0
28 January 1999	766	13,191,199	178.0
24 May 1999	7	823,247	179.4
9 November 1999	33	1,842,955	184.0
30 November 1999	8	1,098,962	173.0
20 April 2000	28	1,893,045	209.5
26 June 2000	308	9,534,278	205.0
26 April 2001	1,185	16,235,399	247.0
15 April 2002	1,451	21,917,737	259.0

International executive share option scheme (1994) Date of grant	Number of executives	Shares under option 22 Feb 2003	Subscription price (pence)
7 October 1997	52	1,004,690	151.7
21 May 1998	129	1,344,000	176.7
28 January 1999	199	2,196,500	178.0
24 May 1999	18	520,746	179.4
26 June 2000	473	4,881,406	205.0
26 April 2001	643	4,156,814	247.0
25 April 2002	573	4,121,160	259.0

NOTE 26 Pensions

The Group has continued to account for pensions and other post-employment benefits in accordance with SSAP 24 and the disclosures in note (a) below are those required by that standard. FRS 17, 'Retirement Benefits' was issued in November 2000 but is not expected to be fully mandatory for the Group until the year ending February 2006. Prior to this, transitional disclosures are required which, to the extent they are not given in note (a), are set out in note (b).

The full actuarial valuation carried out as at 31 March 2002 forms the basis of future funding decisions. The Company has reviewed the results of the subsequent FRS 17 valuation and does not consider that any additional funding is required at this time.

(a) Pension commitments

United Kingdom

The principal plan within the Group is the Tesco PLC Pension Scheme which is a funded defined benefit pension scheme in the UK, the assets of which are held as a segregated fund and administered by trustees. The total profit and loss charge of UK schemes to the Group during the year was £114m (2002 – £97m). A SSAP 24 pension prepayment of £6m (2002 – £3m) is present in the Group balance sheet.

An independent actuary, using the projected unit method, carried out the latest actuarial assessment of the scheme at 31 March 2002. The assumptions that have the most significant effect on the results of the valuation are those relating to the rate of return on investments and the rate of increase in salaries and pensions.

The key assumptions made were a rate of return on investments of 6.75%, a rate of increase in salaries of 4% and a rate of increase in pensions of 2.5%.

At the date of the last actuarial valuation, the market value of the scheme's assets was £1,576m and the actuarial value of these assets represented 91% of the benefits that had accrued to members, after allowing for expected future increases in earnings and pensions in payment. The actuarial shortfall of £159m will be met via increased contributions over a period of ten years, being the expected average remaining service lifetime of employed members. The next actuarial valuation is due at 31 March 2005.

The T&S Stores PLC Senior Executive Pension Scheme is a funded defined benefit scheme open to senior executives and certain other employees at the invitation of the company. At the latest actuarial valuation at 6 April 2001, the market value of the scheme's assets was £5.8m and the actuarial value of these assets represented 110% of the benefits that had accrued to members, after allowing for expected future increases in earnings.

Overseas

The Group operates a number of schemes worldwide, the majority of which are defined contribution schemes. The contributions payable for non-UK schemes of £8m (2002 – £7m) have been fully expensed against profits in the current year. A defined benefit scheme operates in the Republic of Ireland. At the latest actuarial valuation at 1 April 2001, the market value of the scheme's assets was £55m and the actuarial value of these assets represented 123% of the benefits that had accrued to members, after allowing for expected future increases in earnings.

(b) FRS 17, 'Retirement Benefits'

The valuations used for FRS 17 have been based on the most recent actuarial valuations and updated by Watson Wyatt LLP to take account of the requirements of FRS 17 in order to assess the liabilities of the schemes at 22 February 2003. Schemes' assets are stated at their market values at 22 February 2003. Buck Consultants (Ireland) Limited have updated the most recent Republic of Ireland valuation. The liabilities relating to post-retirement healthcare benefits (note 27) have also been determined in accordance with FRS 17, and are incorporated in the numbers below.

NOTE 26 Pensions continued

Major assumptions

The major assumptions, on a weighted average basis, used by the actuaries were as follows:

	2003 %	2002 %
Rate of increase in salaries	3.6	3.6
Rate of increase in pensions in payment	2.3	2.3
Rate of increase in deferred pensions	2.3	2.3
Rate of increase in career average benefits	2.3	2.8
Discount rate	5.5	5.8
Price inflation	2.3	2.3

The assets in the schemes and the expected rates of return were:

	2003		2002	
	Long-term rate of expected return %	Market value £m	Long-term rate of expected return %	Market value £m
Equities	8.6	945	7.7	1,002
Bonds	5.5	386	5.8	433
Property	7.1	88	6.4	91
Other	3.8	87	4.4	48
Total market value of assets		1,506		1,574
Present value of schemes' liabilities		(2,275)		(1,758)
Deficit in the schemes		(769)		(184)
Related deferred tax asset		229		57
Net pension liability		(540)		(127)

	2003 £m	2002 £m
Group net assets		
Net assets prior to pension adjustments	6,559	5,566
FRS 17 pension liability	(540)	(127)
	6,019	5,439
SSAP 24 pension asset	(6)	(3)
Net assets after pension adjustments	6,013	5,436
Group reserves		
Profit and loss reserve prior to pension adjustments	3,649	3,136
FRS 17 pension liability	(540)	(127)
	3,109	3,009
SSAP 24 pension asset	(6)	(3)
Profit and loss reserve after pension adjustments	3,103	3,006

NOTE 26 Pensions continued

On full compliance with FRS 17, and on the basis of the assumptions noted above, the amounts that would have been charged to the consolidated profit and loss account and consolidated statement of total recognised gains and losses for the year ended 22 February 2003 are set out below:

	2003 £m
Analysis of the amount charged to operating profit	
Current service cost	149
Past service cost	–
Total operating charge	149
Analysis of the amount credited/(charged) to other finance income	
Expected return on pension schemes' assets	115
Interest on pension schemes' liabilities	(101)
Net return	14
Analysis of the amount recognised in the statement of total recognised gains and losses	
Actual return less expected return on pension schemes' assets	(323)
Experience gains and losses arising on the schemes' liabilities	(53)
Changes in assumptions underlying the present value of the schemes' liabilities	(193)
Total actuarial loss recognised in the statement of total recognised gains and losses	(569)
Movement in deficit during the year	
Deficit in schemes at beginning of the year	(184)
Movement in year:	
Current service cost	(149)
Contributions	121
Past service costs	–
Acquisition cost	(2)
Other finance income	14
Actuarial loss	(569)
Deficit in schemes at end of the year	(769)

Movement in FRS 17 deficit

The increase in the net pension liability calculated under FRS 17 is principally attributable to a reduction in the market value of assets and a reduction in the long-term AA bond yields used to discount future liabilities. The equities held in the schemes have been subject to significant market fluctuations and the reduction in share values accounts for the majority of the difference between the actual and expected return on assets.

History of experience gains and losses for the year to 22 February 2003	
Difference between the expected and actual return on schemes' assets:	
Amount (£m)	(323)
Percentage of schemes' assets (%)	(21.4)
Experience gains and losses on schemes' liabilities:	
Amount (£m)	(53)
Percentage of schemes' liabilities (%)	(2.3)
Total amount recognised in the statement of total recognised gains and losses:	
Amount (£m)	(569)

NOTE 27 Post-retirement benefits other than pensions

The company operates a scheme offering post-retirement healthcare benefits. The cost of providing these benefits has been accounted for on a similar basis to that used for defined benefit pension schemes.

The liability as at 22 February 2003 of £6.6m, which was determined in accordance with the advice of qualified actuaries, is being spread forward over the service lives of relevant employees. £0.5m has been charged to the profit and loss account and £0.5m of benefits were paid. An accrual of £5.3m (2002 – £5.3m) is being carried in the balance sheet. It is expected that payments will be tax deductible, at the company's tax rate, when made.

NOTE 28 Capital commitments

At 22 February 2003 there were commitments for capital expenditure contracted for, but not provided of £458m (2002 – £674m), principally relating to the overseas store development programme.

NOTE 29 Contingent liabilities

Certain bank loans and overdraft facilities of joint ventures have been guaranteed by Tesco PLC. At 22 February 2003, the amounts outstanding on these facilities were £12m (2002 – £12m).

The company has irrevocably guaranteed the liabilities as defined in Section 5(c) of the Republic of Ireland (Amendment Act) 1986, of various subsidiary undertakings incorporated in the Republic of Ireland.

NOTE 30 Related party transactions

During the year there were no material transactions or amounts owed or owing with any of the Group's key management or members of their close family.

During the year, the Group traded with its joint ventures: Shopping Centres Limited, BLT Properties Limited, Tesco BL Holdings Limited, Tesco British Land Property Partnership, Tesco Personal Finance Group Limited, Tesco Home Shopping Limited, iVillage UK Limited, dunnhumby Limited, Nutri Centres Limited, Taiwan Cham Yang Developments Limited, Retail Property Company Limited and Tesco Card Services Limited. During the year, the Group also traded with its five associates: Broadfields Management Limited, Clarepharm Limited, GroceryWorks Holdings Inc., Hussmann (Hungary) Kft and Greenergy Fuels Limited. The main transactions during the year were:

i Equity funding of £4m (2002 – £26m) in joint ventures and £7m (2002 – £16m) in associates.

ii The Group made loans to joint ventures of £43m (2002 – £27m), and has been repaid loans by joint ventures of £5m (2002 – £2m). As in the prior year no new loans have been made from joint ventures to the Group. The Group has outstanding loan balances due from joint ventures of £107m (2002 – £68m) and outstanding loan balances due to joint ventures of £2m (2002 – £2m) at 22 February 2003.

iii The Group made purchases of £81m (2002 – £43m) from joint ventures and associates.

iv The Group has charged joint ventures an amount totalling £42m (2002 – £26m) in respect of services, loan interest and assets transferred, of which £8m (2002 – £3m) was outstanding at 22 February 2003.

v The Group sold a property to BLT Properties Limited for £5m. There were no transactions of this nature in the prior year.

vi Tesco Stores Limited is a member of one or more partnerships to whom the provisions of the Partnerships and Unlimited Companies (Accounts) Regulations 1993 apply ('Regulations'). The accounts for those partnerships have been consolidated into these accounts pursuant to regulation 7 of the Regulations.

NOTE 31 Reconciliation of operating profit to net cash inflow from operating activities

	2003 £m	2002 £m
Operating profit	1,484	1,322
Depreciation and goodwill amortisation	602	534
Increase in goods held for resale	(129)	(93)
Decrease in development property	3	4
Increase in debtors	(28)	(88)
Increase in trade creditors	238	292
Increase in other creditors	205	67
Decrease in working capital (a)	289	182
Net cash inflow from operating activities (b)	2,375	2,038

(a) The decrease in working capital includes the impact of translating foreign currency working capital movements at average exchange rates rather than year end exchange rates.

(b) The subsidiaries acquired during the year have not had a significant impact on group operating cashflows.

NOTE 32 Analysis of changes in net debt

	At 23 Feb 2002 £m	Cash flow £m	Acquistions £m	Other non-cash changes £m	Exchange movements £m	At 22 Feb 2003 £m
Cash at bank and in hand	445	(45)	–	–	(1)	399
Money market investments and deposits	225	14	–	–	–	239
Bank and other loans	(1,474)	319	(114)	(15)	(2)	(1,286)
Finance leases	(15)	(26)	–	(14)	–	(55)
Debt due within one year	(1,489)	293	(114)	(29)	(2)	(1,341)
Bank and other loans	(2,727)	(1,093)	(56)	7	6	(3,863)
Finance leases	(14)	(150)	(2)	(5)	–	(171)
Debt due after one year	(2,741)	(1,243)	(58)	2	6	(4,034)
	(3,560)	(981)	(172)	(27)	3	(4,737)

NOTE 33 Acquisitions

The net assets and results of acquired businesses are included in the consolidated accounts from their respective dates of acquisition. The following tables set out the effect of the material acquisitions of the Group companies in the year to 22 February 2003 on the consolidated balance sheet. Other acquisitions made in the year are not considered to be material and the effects on the consolidated balance sheet have been disclosed in aggregate. Acquisition accounting has been applied in all cases. The fair values currently established for all acquisitions made in the year to 22 February 2003 are provisional due to the proximity of the acquisitions to the year end. Fair values will be reviewed based on additional information up to 28 February 2004. The Directors do not believe that any net adjustments resulting from such a review would have a material effect on the Group. The goodwill arising on these acquisitions has been capitalised and is being amortised over 20 years.

HIT

HIT was acquired on 1 September 2002 and included in the consolidated balance sheet at 22 February 2003. The purchase consideration was £400m. The net assets of HIT on acquisition and the provisional fair values were as follows:

	Book values of acquired business £m	Adjustments to align accounting policies £m	Revaluations £m	Fair values at date of acquisition £m
Fixed assets	106	–	13	119
Stock	16	–	(1)	15
Debtors	6	7	(1)	12
Cash	9	–	–	9
Creditors	(46)	–	(5)	(51)
Provisions for liabilities and charges	–	–	(13)	(13)
Net assets acquired	91	7	(7)	91
Consideration				
Cash				400
Goodwill				309

The principal fair value adjustments made to the net book values of the assets and liabilities of HIT were the creation of a £7m deferred tax asset to align accounting policies, a £13m revaluation of fixed assets and a £13m provision for an onerous lease commitment.

For the year ended 31 December 2001, HIT reported an audited profit after tax and minority interest of £7m. For the period ended 31 August 2002, the unaudited post-tax loss was £8m based on its then accounting policies.

notes to the financial statements continued

NOTE 33 Acquisitions continued

T&S Stores PLC

T&S Stores PLC was acquired on 6 January 2003 and included in the consolidated balance sheet at 22 February 2003. The purchase consideration was £366m. The net assets of T&S Stores PLC on acquisition and the provisional fair values were as follows:

	Book values of acquired business £m	Adjustments to align accounting policies £m	Revaluations £m	Fair values at date of acquisition £m
Goodwill	95	–	(95)	–
Fixed assets	123	(10)	(5)	108
Stock	67	(5)	–	62
Debtors	24	–	–	24
Cash	24	–	–	24
Creditors	(281)	–	–	(281)
Provisions for liabilities and charges	(10)	3	–	(7)
Net assets/(liabilities) acquired	42	(12)	(100)	(70)

Consideration	
Shares	358
Cash	7
Other	1
	366
Goodwill	436

The principal fair value adjustments made to the net book values of the assets and liabilities of T&S Stores PLC comprise the revaluation of freehold property to market value, based on valuations obtained from independent experts. Adjustments have also been made to align accounting policies for tangible fixed assets and stock. Deferred tax has been provided on these adjustments where appropriate.

For the year ended 31 December 2001, T&S Stores PLC reported an audited profit after tax and minority interest of £24m and for the period ended 5 January 2003, an unaudited provisional loss after tax and minority interest of £11m, based on its then accounting policies.

Of the provisions for liabilities noted in the tables above, £nil was provided by HIT for reorganisation in the year up to acquisition, and £nil provided by T&S Stores PLC.

Other acquisitions

In respect of other acquisitions in the year, the book value of net assets acquired was £5m. In the Directors' opinion, the book value of the net assets acquired is not materially different from their fair value. Total consideration was £17m, of which £12m was cash. This resulted in goodwill of £12m.

five year record

Year ended February	1999	2000	2001	2002	2003
Financial statistics £m					
Group sales	18,546	20,358	22,773	25,654	28,613
Turnover excluding VAT					
UK	15,835	16,958	18,372	20,052	21,615
Rest of Europe	1,167	1,374	1,756	2,203	2,689
Asia	156	464	860	1,398	2,033
	17,158	18,796	20,988	23,653	26,337
Underlying operating profit [1]					
UK	919	993	1,100	1,213	1,297
Rest of Europe	48	51	70	90	141
Asia	(2)	(1)	4	29	71
	965	1,043	1,174	1,332	1,509
Operating margin [1]					
UK	5.8%	5.9%	6.0%	6.0%	6.0%
Rest of Europe	4.1%	3.7%	4.0%	4.1%	5.2%
Asia	(1.3)%	(0.2)%	0.5%	2.1%	3.5%
Total Group	5.6%	5.5%	5.6%	5.6%	5.7%
Share of operating profit before goodwill amortisation from joint ventures and associates	6	11	21	42	72
Net interest payable	(90)	(99)	(125)	(153)	(180)
Underlying pre-tax profit [2]	**881**	**955**	**1,070**	**1,221**	**1,401**
Integration costs	(26)	(6)	–	–	(4)
Goodwill amortisation	(5)	(7)	(8)	(10)	(23)
Net loss on disposal of fixed assets	(8)	(9)	(8)	(10)	(13)
Profit on ordinary activities before taxation	842	933	1,054	1,201	1,361
Taxation [3]	(237)	(259)	(333)	(371)	(415)
Minority interests	1	–	1	–	–
Profit for the financial year [3]	606	674	722	830	946

Year ended February	1999	2000	2001	2002	2003
Group enterprise value [4]	13,528	13,591	21,590	21,290	16,896
Underlying diluted earnings per share [2/3]	9.37p	10.18p	10.66p	12.14p	13.98p
Underlying earnings per share [2/3]	9.59p	10.36p	10.87p	12.33p	14.10p
Dividend per share	4.12p	4.48p	4.98p	5.60p	6.20p
Return on shareholders' funds [3/5]	21.3%	20.9%	22.7%	23.2%	23.3%
Return on capital employed [3/6]	17.2%	16.1%	16.6%	16.1%	15.3%
Group statistics					
Number of stores	821	845	907	979	2,291
Total sales area – 000 sq ft	21,353	24,039	28,362	32,491	39,944
Full-time equivalent employees	126,914	134,896	152,210	171,794	188,182
UK retail statistics					
Number of stores	639	659	692	729	1,982
Total sales area – 000 sq ft [7]	15,975	16,895	17,965	18,822	21,829
Average store size (sales area – sq ft) [8]	25,627	26,641	27,636	28,576	29,455
Full-time equivalent employees [9]	104,772	108,409	113,998	121,272	133,051
UK retail productivity £ [10]					
Turnover per employee [11]	151,138	156,427	161,161	165,348	162,457
Profit per employee [11]	8,771	9,160	9,649	10,002	9,748
Wages per employee [11]	15,271	15,600	16,087	16,821	17,020
Weekly sales per sq ft [7/12]	21.05	21.43	22.01	22.33	22.16

1 Excludes integration costs and goodwill amortisation. Operating margin is based upon turnover exclusive of VAT.

2 Underlying profit, underlying earnings per share and underlying diluted earnings per share exclude net loss on disposal of fixed assets, integration costs and goodwill amortisation.

3 2003, 2002 and 2001 statistics have been calculated based on the adoption of FRS 19 'Deferred Tax'.

4 Market capitalisation plus net debt.

5 Underlying profit divided by average shareholders' funds.

6 Profit divided by average capital employed excluding net debt.

7 Store sizes exclude lobby and restaurant areas.

8 Average store size excludes Express and T&S stores.

9 Based on average number of full-time equivalent employees in the UK.

10 2003 ratios have been impacted by the acquisition of T&S Stores PLC.

11 Based on turnover exclusive of VAT, underlying operating profit and total staff cost per full-time equivalent employee.

12 Based on weighted average sales area and sales excluding property development.

TABLE 6 Directors' interests in incentive plans *continued*

Name	Cycle ending	Award date	Number of shares at 23 Feb 2002	Shares awarded	Shares vested	Number of shares at 22 Feb 2003	Value vested £000	Vesting date
Mr P A Clarke	2004	13.05.97	26,102	3,926	–	30,028	–	13.05.04
	2004	08.05.00	35,706	867	–	36,573	–	08.05.04
	2004	11.04.01	45,889	1,112	–	47,001	–	09.04.03
	2004	10.04.02	–	172,727	–	172,727	–	10.04.04
	2005	11.05.98	17,771	2,672	–	20,443	–	11.05.05
	2005	08.05.00	55,993	1,359	–	57,352	–	08.05.05
	2005	11.04.01	65,556	1,593	–	67,149	–	11.04.05
	2006	16.04.99	18,130	440	–	18,570	–	16.04.06
	2006	10.04.02	–	114,274	–	114,274	–	10.04.06
Mr J Gildersleeve	2003	25.04.96	149,904	22,553	172,457	–	294	12.02.03
	2003	11.05.98	83,527	12,566	96,093	–	164	12.02.03
	2004	13.05.97	78,321	11,783	–	90,104	–	13.05.04
	2004	16.04.99	108,323	16,295	–	124,618	–	16.04.04
	2004	08.05.00	65,569	1,593	–	67,162	–	08.05.04
	2004	10.04.02	–	223,934	–	223,934	–	10.04.04
	2005	11.05.98	51,764	7,787	–	59,551	–	11.05.05
	2005	08.05.00	102,825	15,468	–	118,293	–	08.05.05
	2005	11.04.01	93,907	2,282	–	96,189	–	11.04.05
	2006	16.04.99	67,178	1,632	–	68,810	–	16.04.06
	2006	11.04.01	65,732	1,595	–	67,327	–	11.04.06
	2006	10.04.02	–	148,152	–	148,152	–	10.04.06
Mr A T Higginson	2003	11.05.98	18,976	285	19,261	–	50	11.05.02
	2003	11.05.98	30,616	4,604	35,220	–	60	12.02.03
	2003	08.05.00	79,204	1,195	80,399	–	210	11.05.02
	2004	16.04.99	81,526	12,265	–	93,791	–	16.04.04
	2004	08.05.00	50,508	1,226	–	51,734	–	08.05.04
	2004	10.04.02	–	188,576	–	188,576	–	10.04.04
	2005	11.04.01	76,188	1,851	–	78,039	–	11.04.05
	2006	16.04.99	50,561	1,228	–	51,789	–	16.04.06
	2006	11.04.01	53,330	1,296	–	54,626	–	11.04.06
	2006	10.04.02	–	124,759	–	124,759	–	10.04.06

Comment on changes to the Listing Rules

Introduction

In January 2001, the UK Listing Authority (the "UKLA") published a consultation paper that proposed a number of changes to the Listing Rules (the "Rules"). The subsequent changes to the Rules came into effect on 23 July 2001. The financial penalties policy is due to be implemented when the Financial Services and Markets Act 2000 (the "Act") comes into force later this year and details on the fining policy (together with the UKLA's policy generally) is to be found in Chapter 8 of the proposed UKLA Guidance Manual.

This document provides an overview of the effect of the changes in the areas highlighted by Tesco in its letter of 25 July 2001.

Financial Penalties

Section 91 of the Act extends the UKLA's power to impose financial penalties for breaches of the Rules to allow it to impose penalties not only on those persons in breach but also on the company and any director at the relevant time who was knowingly concerned in the contravention of the Rules. Section 93 of the Act requires the UKLA to prepare and publish a statement of their proposed policy with respect to the imposition and amount of these financial penalties.

Acknowledging that the introduction of the financial penalties is a useful addition to their existing disciplinary procedures, the UKLA has confirmed that it will consider all the relevant circumstances when determining when and the amount of a penalty to be imposed.

When determining whether a financial penalty should be imposed and its amount the UKLA is required by section 93(2) of the Act to have regard to the following:

- the seriousness of the contravention in question in relation to the nature of the requirement contravened;
- the extent to which that contravention was deliberate or reckless; and
- whether the person on whom the penalty is to be imposed is an individual.

In addition to each of these three sub-sections of section 93(2), the UKLA has set out additional factors in the draft UKLA Guidance Manual, which may be relevant to the imposition of, and level of, a financial penalty:

- the amount of profits accrued or loss avoided as a result of the contravention;
- the conduct of the person before and following the contravention;
- disciplinary record and compliance history of the issuer;
- what action the UKLA has taken in relation to previous serious behaviour;
- what action has been taken by other regulatory authorities; and
- any guidance given previously by the UKLA.

More detail is available in the draft UKLA Guidance Manual. For example, the seriousness of a contravention may be linked to the size of an issuer. A systemic failure to comply with the Rules by a large issuer could damage or threaten to damage a much larger number of investors than would be the case with a small issuer. This is obviously a factor that should be borne in mind by a larger issuer such as Tesco.

In relation to the power of the UKLA to impose a penalty on individuals and any director of a issuer who at the relevant time was knowingly concerned in the contravention of the Rules, the UKLA has confirmed that it will take into account the fact that individuals will not always have the resources of a body corporate.

During the consultation process prior to the introduction of the Rules changes, 'intention' was identified by the UKLA as the key feature in assessing the seriousness of a contravention. A number of breaches were identified as more serious in nature and more likely to incur a higher level of financial penalty. For example:

- any deliberate or reckless breach which misleads the market, or leads to a loss to investors;
- breaches which interfere with the operation of an orderly market;
- knowingly breaching paragraphs 9.1 to 9.7 of the Rules and where the breach amounts to market abuse;
- any breach relating to personal gain, for example a breach of a company's code of dealing;

- failure to obtain shareholders' consent for Class 1 or related party transactions;
- a breach involving a price sensitive consequence as opposed to a "technical" breach; and
- breaches relating to eligibility such as the adequacy of financial controls as required by rule 2.11.

These factors and the UKLA Guidance Manual are by no means exhaustive but they do provide a clear indication of the likely circumstances under which the UKLA will impose a financial penalty.

Circulars and Resolutions

Publication requirements exist under several EU directives that require certain documents produced by an issuer to be made available for public inspection.

When the UKLA formed part of the London Stock Exchange, the London Stock Exchange provided a document disclosure service to satisfy these disclosure obligations for issuers through the Company Announcement Office. On the transfer of the UKLA to the Financial Services Authority, the Financial Services Authority established the Document Viewing Facility to maintain the document disclosure service and also undertook on behalf of issuers the making of announcements to the Company Announcement Office. A named document submitted to the UKLA would then be available for inspection through the Document Viewing Facility.

In an attempt to reduce the administrative burden and costs of the UKLA, it was originally intended that the Rules be changed to out-source the making of announcements to the market to external bodies and to make issuers responsible for making relevant announcements to the market through these external bodies. In the event this transfer of responsibility was not introduced with the changes to the Rules introduced on the 23rd July 2001 but will be introduced with further changes to be made to the Rules later this year when the Act comes into force (expected end of November 2001).

When the transfer of responsibility for making the relevant announcements does take place, the actual procedure for making documents available for inspection at the Document Viewing Facility of the UKLA will not change but issuers will be responsible for ensuring an announcement is made to the market of the submission of a document to the UKLA.

Purchase of Own Shares

Paragraph 15.1 of the Rules provides a general prohibition that a company may not purchase or redeem its own securities at a time when a director of the company would be prohibited from dealing as defined by the Model Code (see below).

An exemption to this general prohibition was originally provided by paragraph 15.1 to allow a company to purchase or redeem its securities in a prohibited period as defined by the Model Code where the price or value of those securities would not be substantially affected by the publication of the information that gave rise to the prohibited period.

The amendments to paragraph 15.1 have been introduced in an attempt to clarify that firstly, the above exemption only applies to securities belonging to a class whose price or value would not be likely to be substantially affected by the publication of the information but not to a class whose price or value would ordinarily be affected by knowledge of a major development in the company's sphere of activity and secondly, that it does not apply to equity securities.

It is unlikely that Tesco has relied on this exemption to purchase or redeem its own equity or price-affected securities during a "prohibited period" but Tesco might, for example, in the future wish to rely on this exemption in connection with the purchase or early redemption of non-convertible bonds.

Model Code (the "Code")

In the initial consultation paper, the UKLA proposed the removal of the existing, exhaustive definition of "dealing" within the Code and suggested a new definition of "dealing" that provided a description of the type of share transactions the UKLA believed directors should be prohibited from making during a close period. The amendment to the definition of dealing was intended to provide a non-exhaustive list of prohibited share transaction examples (with emphasis being placed on consultation with the UKLA at an early stage in cases of any doubt).

During the consultation period, concern was raised as to the increased level of uncertainty and greater need for UKLA guidance this more general definition would result in. As a consequence of this concern, only the following changes have been made to the Code:

- the existing definition of "dealing" is to remain with a minor modification. The reference in the first line of the definition to "any sale or purchase, or agreement to sell or purchase any securities of the company" has been changed to "any acquisition or disposal of, or agreement to acquire or dispose of any securities of the company". The original consultation paper commented that this change was being made to clarify the fact that whilst it would be made clear that a bona fide gift to a director by a third party would not be subject to the provisions of the Code, dealings would generally include any transaction involving the change in ownership of securities which were not sales or purchases and which were not expressly included under the previous definition. The previous definition would not, for example, have included a subscription or an agreement to subscribe for any new securities (as opposed to a purchase of existing securities) or a transfer for no consideration.

- a new paragraph has been added which expressly provides for companies to seek guidance from the UKLA where uncertainty exists; and

- paragraphs 19 and 20, which give guidance as to certain dealings which will/will not be subject to the Code, have been amended. The following have been added as further examples of transactions which will constitute dealings for the purpose of the Code:

  - entering into or terminating, assigning or novating any stock lending agreement in respect of securities;

  - using as security, or otherwise granting a charge, lien or other encumbrance over, securities; and

  - any transaction, or the exercise of any power or discretion, effecting a change in the ownership of a beneficial interest in securities.

  While the following are added to the list of dealings which will not be subject to the provisions of the Code:

  - transfers of securities by an independent trustee of any employees' share scheme to a beneficiary who is not a director or a relevant employee; and

  - bona fide gifts to a director by a third party.

Specialist Securities

Chapter 23 of the Rules details the requirements relating to specialist securities (including eurobonds).

In the initial consultation paper, the UKLA commented that it had received an increasing number of single documents from issuers who were making both US and UK issues whereby the UK document was a wrap around of the US document. In light of this increasing trend, the UKLA proposed that the Rules should be modified to allow the incorporation of information in other documents to form part of the listing particulars by reference provided that (a) such information is not required to be expressly included in listing particulars pursuant to section 146 of the Financial Services Act 1986 (general duty of disclosure) or the Rules and (b) a statement is made in the relevant listing particulars confirming that such information (which has been incorporated by reference) has not been and does not need to be included in the listing particulars to satisfy the requirements of the Financial Services Act 1986 or the Rules and that the Company believes that none of such information conflicts in any material respect with the information included in the listing particulars.

Further proposals

Further changes to the Rules, which are largely as a consequence of the repeal of the Financial Services Act 1986, relate to the official listing of securities and the introduction of the relevant provisions of the Act. These further changes include, inter alia, a transfer of responsibility of resolutions and circulars to issuers (see above) and a new rule allowing the UKLA to require companies to notify it when they become aware of a breach of the company's code of dealing and a discretionary power of the UKLA to require companies to make an announcement to the market if there has been a breach of the company's code of dealing and give certain prescribed details. The consultation period in respect of these further proposed changes closes at the end of August 2001.

The UKLA has also published a new version of the proposed UKLA Guidance Manual which incorporates guidance in respect of the powers and procedures contained in the Act. The Guidance Manual also formalises certain existing procedures.